
03055758



WILLBROS GROUP, INC. 2002 ANNUAL REPORT


WILLBROS

Reliability in a Challenging World

Willbros Group, Inc. is a leading international engineering and construction firm serving the oil, gas and power industries, providing engineering, construction and oil field-related specialty services worldwide to industry and government entities. Tracing its roots to 1908, Willbros has served more than 400 industry and government customers in 55 countries, and is listed on the New York Stock Exchange under the symbol WG.



Engineering, Procurement and Construction (EPC) Services Include:

- Project Management
- Engineering
- Procurement of Material and Equipment
- Construction
- Start-up and Commissioning

Construction Services Include:

- Onshore, Marsh and Offshore Pipelines
- Gathering Systems
- Flow Stations
- Pump Stations
- Gas Compressor Stations
- Gas Processing Facilities
- Oil and Gas Production Facilities
- Piers
- Dock Facilities and Bridges

Engineering Services Include:

- Project Management/Program Management
- Feasibility Studies/Conceptual Design
- Preliminary and Detailed Design
- Material and Equipment Procurement
- Field Services
- Construction Management

Specialty Services Include:

- Dredging
- Pipe Coating
- Pipe Double Jointing
- Flowline Removal and Installation
- Pile and Platform Installation
- Pipeline, Station and Facility Maintenance and Repair
- Pipeline Rehabilitation
- General Oilfield Services
- Crane Services
- Oilfield Equipment, Rig and Vessel Transportation
- Facility Operations/Maintenance
- Pressure Vessels



DEAR FELLOW SHAREHOLDERS:

Excellent operating results from execution of world-class projects generated record financial results for Willbros in 2002. At $584 million, our 2002 revenue was a record amount for any year in the Company's impressive 94-year history. Each of our three service lines – Engineering, Construction and Specialty Services – posted revenue gains for the year. Earnings were approximately $30 million, our highest annual level since going public in 1996. The source of these results was continued implementation of a strategic plan developed in 2000, emphasizing a three-pronged objective of project execution, fiscal conservatism and controlled growth.

Successful Multi-Project Execution

During 2002, we simultaneously participated in significant and challenging Engineering, Procurement and Construction (EPC) projects on three continents. In addition, we completed a broad variety of projects that demonstrated our unique capabilities both onshore and offshore.

Reflection on our most notable 2002 projects dramatically illustrates Willbros' unique capabilities and reputation for excellence. Three of these projects were cited in the *Oil & Gas Journal* as the most significant pipeline projects underway in 2002. They are described in more detail below:

- Engineering and construction of the Chad-Cameroon Pipeline Project, one of the largest and most highly visible pipeline projects ever undertaken on the African continent;
- Engineering and design for the onshore portion of the Gulfstream Pipeline System, one of the most technically challenging and politically visible U.S. pipeline projects; and
- Project management, engineering and design for the Blue Atlantic Pipeline, a project with significant technical and environmental issues set in a hostile North Atlantic Ocean environment. The Blue Atlantic pipeline has been called "the most ambitious pipeline in North America" in the *Oil & Gas Journal's 2003 Worldwide Pipeline Construction Report.*

Additionally, Willbros Engineers, Inc. (WEI) led the U.S. Explorer Pipeline Mainline Expansion Project, as the EPC contractor. The project scope included both modifications to existing pump stations and the addition of new, grassroots pump stations and tank farms. Our Rogers & Phillips, Inc. (RPI) subsidiary also played an integral part as a key construction contractor on the project. In South America, the Company began a major project in Venezuela, a marine terminal for liquids shipments, and, in Bolivia, we began construction of a 230-kilometer (144-mile) large diameter natural gas pipeline.

During the year, Willbros further solidified its position as a marine contractor. We completed multiple offshore projects in Nigeria utilizing, in conjunction with the rest of our fleet, the new capabilities of the WB82 barge, acquired in 2001. In Venezuela our marine expertise was the key factor in securing the referenced EPC contract for the Ameriven Taej offshore terminal.

Financially Improving Willbros' Future

We undertook two major financial transactions in 2002 that strengthened the Company for the future and provided Willbros with the flexibility to seek and respond to changing market opportunities. In May, we concluded a secondary equity offering, raising approximately $72 million. The funds were used to retire substantially all of the Company's outstanding debt and to build our cash and working capital position. One month later, we successfully completed a $125 million credit facility with an international banking consortium. This new facility will mature in June 2005.

Management views Willbros' new financial profile as instrumental for success in today's uncertain business environment. With these transactions, we greatly reduced our financial risk and improved our flexibility in the marketplace. Our strengthened balance sheet provides us with an extra measure of security while working in a volatile economy. Additionally, our financial position presents us with unique opportunities to partner with existing and new clients as well as to examine different scenarios for project alliances virtually anywhere in the world. In March 2003 we announced our most recent alliance in which we will provide financing and retain ownership in a natural gas liquids extraction facility. This plant, located in Opal, Wyoming, will process incremental natural gas for Shell Exploration & Production Company affiliates and will be operated by The Williams Companies. By providing the capital for the project, as well as the engineering and construction, we were in a unique position to respond to a client need. Further, we will participate in a more predictable long-term cash flow from the plant which is projected to generate an excellent return on our capital employed.

Our policies of fiscal conservatism have also been consistently applied to managing expenses. For 2002, Willbros had general and administrative expenses of only 5.8 percent of revenue. This was a reduction from 7.7 percent in 2001 and is yet another aspect of continual management scrutiny to increase competitiveness and profitability.

Expansion and Growth through Complementary Acquisitions

In 2002, for the third time in as many years, we made a key acquisition that fits into our strategy of expanding our markets and service capabilities within our core areas. In October, we acquired the Mt. West Group of companies. The Mt. West Group is noted for its EPC and electrical instrumentation capabilities, especially on facilities projects for the treating and transmission of natural gas. The Mt. West Group provides a fine complement to WEI and enhances our geographical reach from the Rocky Mountain area to the west coast of the United States.

MSI Energy Services Inc. (MSI), acquired in 2001, continued to produce positive results in the oil sands region of northern Canada. In 2002, Willbros continued its integration and restructuring of MSI, providing it with capital to assist MSI in expanding its services and creating added value for its clients.


WILLBROS

RPI, acquired in 2000, continued to be a significant contributor. Capitalizing on synergy with WEI, the company was an integral construction partner on several domestic EPC projects, including the Gila River power plant project in Arizona, the Explorer Mainline Expansion Project in Texas and Oklahoma, and the Centennial gas-to-products pipeline conversion from Texas to the Midwest.

Prospering in a Volatile Market

The global arena in which we work has taken on a markedly different complexion during the past six months. In North America, nearly all of the major natural gas transmission companies and independent power producers were negatively impacted by contraction of the credit markets brought on by the failure of the energy trading business model. Significant pipeline assets were sold and have new, and, in some cases, non-traditional owners. Turmoil in the Middle East and political disruption in Venezuela have caused temporary postponement of projects or delays in current work schedules.

Our experience with past cycles during our long history indicates that market disruption often brings opportunities. Many new pipeline clients have reduced staff. As a result, when they upgrade their facilities in response to increased demand for natural gas, we believe they will need to rely more heavily on the outsourcing of engineering and construction services. The aging of existing U. S. pipelines is well recognized and will require continued scrutiny and rehabilitation as mandated by new U.S. Federal regulations. Continuing increases in demand for hydrocarbon products, particularly natural gas, should ultimately require the construction of new natural gas pipelines and the rehabilitation and refurbishment of existing oil and gas pipelines.

New Accomplishments for an Established Market Leader

As we examine Willbros fundamentals at the end of 2002, we believe we have achieved significant improvements both operationally and financially. We have continued to develop and integrate our management and operating teams. We believe our increased effectiveness in providing hands-on oversight to the array of projects we undertake will continue to benefit us in the future. Our 2002 equity offering provided funds which eliminated our leverage and made capital available to pursue diverse project opportunities. The service and geographic expansion opportunities afforded by recently acquired companies have considerable potential for growth. These positive factors make us confident that we are well positioned for the future. We also believe we are poised to identify and capitalize on unique opportunities created by our current challenging marketplace. Our alliance to engineer, construct and own the Opal, Wyoming natural gas liquids extraction facility is one example of these new opportunities.

Our commitment to you is paramount, evidenced by our emphasis on pursuing increased profitability and return on capital. We appreciate your support as we move into 2003 and beyond.

Respectfully,

Michael F. Curran
Vice Chairman of the Board, President,
Chief Executive Officer
Willbros Group, Inc.

FINANCIAL HIGHLIGHTS

(Dollar amounts in thousands, except per share data)

	2002	2001	2000
Year Ended December 31:			
Contract revenue	$ 583,703	$ 390,134	$ 314,290
Operating income (loss)	38,297	32,655	(7,754)
Net income (loss)	29,749	19,080	(15,592)
Earnings (loss) per share:			
Basic	1.63	1.32	(1.11)
Diluted	1.59	1.27	(1.11)
Capital expenditures, excluding acquisitions	30,227	28,818	15,351
At December 31:			
Working capital	90,900	45,985	32,079
Total assets	298,193	224,135	176,125
Stockholders' equity	210,780	96,557	71,746
Backlog (at period end)	215,985	407,553	373,947

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Annual Report which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas and power prices, demand for our services, the amount and nature of future investments by foreign and domestic governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations including: the timely award of one or more projects; cancellation of projects; inclement weather; project cost overruns and unforeseen schedule delays; failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project; identifying and acquiring suitable acquisition targets on reasonable terms; obtaining adequate financing; the demand for energy diminishing; curtailment of capital expenditures in the oil, gas and power industries; political circumstances impeding the progress of work; downturns in general economic, market or business conditions in our target markets; changes in the effective tax rate in countries where the work will be performed; changes in laws or regulations; the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.


600
500
400
300
200
100
0
2000
2001
2002
million $

ANNUAL REVENUE


60
50
40
30
20
10
0
2000
2001
2002
million $

EBITDA*


40
30
20
10
0
-10
-20
2000
2001
2002
million $

NET INCOME


10
8
6
4
2
0
2000
2001
2002
%

G & A EXPENSE AS A PERCENTAGE OF REVENUE


250
200
150
100
50
0
2000
2001
2002
million $

STOCKHOLDERS' EQUITY

*see definition of EBITDA, note (4), page 14.


WILLBROS

Financial Review

During 2002, Willbros set new financial records in both revenue and earnings since our IPO in 1996. Revenue totaled $583.7 million with all three of the Company's service lines showing revenue increases for projects on three continents.



A RECORD YEAR

For Willbros, 2002 was a year of excellent performance and a very good year for our company, as we participated in and performed well on significant projects around the world. The strategy adopted in 2000, which emphasized focus on execution, financial discipline and controlled growth, cemented our best overall performance since our 1996 initial public offering.

To begin, Willbros was awarded, worked on and completed world-class projects that were indicative of its reputation and capabilities in the pipeline industry.

- We continued engineering and construction on the Chad-Cameroon Pipeline Project, begun in 2000 – one of the largest and most visible pipeline projects currently underway on the African continent.
- We participated in the Gulfstream Project, "the first new natural gas transportation system built exclusively to serve Florida in more than 40 years." (*Oil & Gas Journal,* Feb. 4, 2002, page 68), and Willbros Engineers, Inc. (WEI) provided innovative technical solutions and supported the project through political and environmental challenges.
- We executed projects across the globe from West Africa to Oman to Bolivia to the Canadian oil sands, bringing our 94 years of experience to meet client needs.

We invite you to review our results in more detail below as we discuss noteworthy 2002 activities.



CATERPILLAR

OPERATIONAL REVIEW

Willbros is a Leader in EPC and Major Projects

More than 75 percent of WEI revenue in 2002 was from engineering, procurement, and construction (EPC) contracts, reflecting a trend long seen in international markets. WEI was selected in a key role in two of the most important pipeline projects to occur in the U.S. in 2002 and 2003, the Gulfstream Project and the Blue Atlantic Project. This is a clear indication of its strong capabilities and excellent reputation with clients.

Major projects with significant activity in 2002 included:

Chad-Cameroon Pipeline Project

As noted earlier, this is one of the world's largest pipeline projects currently under construction. Willbros mobilized construction resources for the 1,070-kilometer (665-mile), 30-inch line in late 2001, and the majority of the construction was complete by the end of 2002. This EPC project is being performed through a 50 percent joint venture led by us and is being constructed for ExxonMobil and its partners ChevronTexaco and Petronas, with backing from world financial institutions. The Chad-Cameroon Pipeline Project carries a high global profile and requires the capabilities offered by a very limited number of contractors with significant international experience. Its requirements, deliverables and construction methodologies are comparable to

ABOVE PHOTO | Installation of 1,070 kilometers of 30-inch pipeline from an oil field development in Chad to an export terminal in Cameroon.

those seen on U.S. construction projects while being applied in a remote central African frontier region. Some of the logistics we have managed in the building of this pipeline include:

- managing over 21,000 employees and 55 nationalities during the course of the project;
- conducting business in over 13 languages, six of which are indigenous;
- staffing complete medical clinics in our local work camps;
- addressing regulations of approximately 150 governmental entities and 250 village chiefs;
- being a proactive corporate citizen in the local areas by assisting with resources in our work areas; and
- establishing nurseries to raise indigenous plants so that we could restore the pipeline right-of-way to its natural condition.

This is a project that features the world-class capabilities of Willbros construction and project execution experience, as well as WEI's detailed engineering work. The project is expected to be completed by mid-2003.

Explorer Pipeline Mainline Expansion Project

WEI was awarded this project in late 2001, and performed the front-end engineering services before receiving the EPC contract to procure all material and construct all facilities on the upgrade of this existing 2,240-kilometer (1,400-mile) products pipeline. The facilities portion of the project includes modifications to 13 existing pump stations plus the construction of 12 new stations. A 500,000-barrel storage facility and related pipe modifications were also part of the scope. Rogers & Phillips, Inc. (RPI) teamed with WEI to complete the EPC packages on the southern portion of this project. This is one more example of the value created by our ability to offer the full range of project management, engineering and construction services.

Transierra Pipeline Project

This 230-kilometer (144-mile), 32-inch natural gas pipeline in southern Bolivia was undertaken by our Willbros Transandina S.A. unit on a fast-track basis for a consortium including Petrobras, Total and Andina. The project, which links newly discovered Bolivian natural gas reserves to the Bolivia-to-Brazil export pipeline, is another milestone in the Company's long history of unique and challenging project successes in Bolivia. Within three months of the award to Transandina in late 2001, Willbros had procured and fully mobilized the necessary equipment and had begun worksite preparation. By late March 2002, the field activity was underway. Logistical challenges abounded on this project; but Willbros Transandina on-site management responded by developing a locally-trained workforce and marshalling equipment to meet the client's needs. Unlike many international projects which choose English as the documentation language, Spanish was required for this project. Willbros' ability to respond to this requirement once again demonstrated our flexibility in project approach on large international contracts. The Transierra Pipeline Project is



Chad/Cameroon
Africa

The Chad to Cameroon pipeline project is one of the largest oil pipeline projects currently underway in the world. Begun in 2000 and scheduled for completion in 2003, it involves the installation of 1,070 kilometers (665 miles) of 30-inch pipeline from an oil field development in Chad to an export terminal in Cameroon. This highly-visible international project required the application of high-quality, modern standards in a remote frontier location.



Willbros' capabilities for handling a broad spectrum of work were again evident in 2002.

expected to be completed in the first half of 2003 and when concluded will leave Willbros with an expanded team which can pursue future projects in the region.

Centennial Pipeline Project

This project, begun in 2001, was another EPC effort by WEI. In 2002, we completed the conversion of a 1,159-kilometer (720-mile), 26-inch natural gas pipeline to a refined petroleum products pipeline. We also constructed an additional new 119-kilometer (74-mile), 24-inch extension of the pipeline. WEI, teamed with RPI, demonstrated an expertise in pipeline integrity management during this project which required us to examine the line with state of the art inspection tools, document anomalies and their repair, if necessary, and complete a hydrostatic test and re-qualification of the pipeline system to the applicable set of standards required for pipelines in liquids service.



Willbros Builds Offshore Credentials

Willbros continued to expand its expertise in the global marine arena during 2002. Led by WEI, we participated in multiple unique and visible projects in the United States and abroad. The approximately 1,200-kilometer (750-mile), $1.6 billion Gulfstream natural gas pipeline was completed in mid-2002. From project inception in 1999, WEI provided the project management, engineering and field services for the system. A significant engineering accomplishment was the major grassroots compressor station, a single 113,700 hp station capable of both dehydrating and moving gas approximately 350 miles beneath the eastern Gulf of Mexico from Mobile, Alabama to Tampa, Florida. This approach, undertaken to preclude the need for an intermediate compressor station and gas-treating and liquids handling facilities in Florida, is an innovative, cost effective solution made possible by working closely with the client during the conceptual design phase of the project.



Building off of our Gulfstream experience, El Paso Energy engaged WEI in 2002 to provide engineering and project management services for their Blue Atlantic pipeline. This El Paso Energy venture is intended to transport one billion SCFD of natural gas from offshore Nova Scotia to markets in eastern Canada and the northeast U.S. It requires design and routing for both the hostile North Atlantic Ocean marine environment and the sensitive coastal fisheries areas. The approximately 1,730-kilometer (1,075-mile), 36-inch line will follow a subsea route from production facilities offshore Nova Scotia to various local markets, eventually reaching landing points in New York and New Jersey. The project is expected to be completed in late 2005.

WEI was awarded still another agreement for preliminary engineering and project management for both the onshore and offshore portions of the Seafarer pipeline system. This 265-kilometer (165-mile), 26-inch line is proposed to transport natural gas from an LNG facility on Grand Bahama Island to Florida's east coast near Palm Beach. WEI is currently assisting with the applications for permits for the project which is estimated to be completed in late 2005.

We initiated a plan to expand our marine capabilities in West Africa in 1998 and entered the offshore transition zone, providing services with the Willbros 318, and support from our extensive marine base in Port Harcourt, Nigeria. Our expanded fleet includes the Willbros 318 derrick/lay barge, the WB82 work/derrick barge, and the DSV Eros. In recent months, we have also added another work/derrick barge and a

ABOVE PHOTOS | *MSI solidified their position in the Canadian oil sands.*

more versatile anchor handling tugboat. These vessels complement the growing need for installation and maintenance in the shallower zones between the new deep water development in offshore West African waters and the coastal, marsh and river areas, where we have worked since 1962.

Our EPC contract with Belbop Nigeria Ltd. demonstrates the full range of our capabilities to serve the West African offshore market. This contract was awarded in October 2002 and requires the engineering, design, procurement, fabrication and installation of a new 14-inch export pipeline, a new flare and flare line, and production facilities associated with a platform in the Otuo Field. The project is due for completion in mid-2003. As our offshore marine capability based in Nigeria gains in critical mass, it provides a logical departure point for Willbros to broaden its market to other countries along Africa's West Coast.

In Venezuela, Willbros subsidiary Constructora CAMSA, C.A. was awarded an EPC contract by Petrolera Ameriven (a consortium of ConocoPhillips, ChevronTexaco, and Petroleos de Venezuela, S.A.) to construct an offshore liquids handling terminal facility in eastern Venezuela, the Taej project. This new terminal will be the export facility for Ameriven and others to ship synthetic crude oils produced from the prolific Orinoco Belt in southern Venezuela and upgraded in the Jose industrial complex near Puerto La Cruz on the northern coast. The project is currently expected to be completed in 2004.

A Variety of Other Projects Undertaken

Willbros' capabilities for handling a broad spectrum of work were again evident in 2002. The Company demonstrated its expertise in providing seamless EPC solutions by working on multiple projects in the merchant power sector.

While recent activity has been significantly reduced in the U.S. merchant power sector due to financial difficulties of integrated energy companies, we believe the long-term outlook for this sector is strong as demand for natural gas continues to increase.

During 2002, WEI continued to work on contracts for the U.S. Defense Energy Support Center. It received two additional project awards to Build, Own and Operate (BOO) fueling facilities at Ft. Stewart and Ft. Gordon, Georgia. During 2003, WEI expects to tender on a number of similar projects.

Our wholly-owned subsidiary, The Oman Construction Company LLC, had a productive year. We continued our role, as we have there for almost 40 years, as a reliable provider of construction, maintenance and other specialty services. During the year, we were engaged in a variety of projects including pipeline hot-tapping and stoppling as well as construction of glass reinforced epoxy (GRE) pipelines. As the political balance in the Middle East recovers, our established presence in Oman will serve as both a vantage and entry point for new project opportunities.

FINANCIAL REVIEW

For the year, Willbros set new financial records in revenue, EBITDA and earnings. At $583.7 million, revenue set an all time Company record with all three of the Company's service lines showing revenue increases for projects on three



Explorer Mainline Expansion United States

This EPC project included the expansion of a 2,240-kilometer (1,400-mile) products pipeline from the Gulf Coast through the Upper Midwest United States. It included the construction of 12 grassroots pump stations and upgrades of 13 existing stations.



Willbros set new financial records in both revenue and earnings since our IPO in 1996.

continents. 2002 revenue increased 50 percent over 2001 revenue of $390.1 million. Earnings of $29.7 million ($1.59 per fully diluted share) were also a new record level since we have been public and were 25 percent higher than the $1.27 per fully diluted share reported for the year ended December 31, 2001. Earnings calculated before the provisions for interest, taxes, depreciation and amortization (EBITDA) also reached a new high since going public of $60.1 million, or $3.21 per fully diluted share.

Willbros management maintained its focus on cost reductions and controls. During 2002, we were successful in controlling our general and administrative (G&A) expense which represented 5.8 percent of revenue as compared to 7.7 percent of revenue in 2001. Stockholders' equity finished the year at $211 million, more than two times the 2001 year end balance, as a result of strong 2002 earnings and the completion of our stock offering in May 2002.



Financing Activities Strengthen Willbros

Two significant financial transactions during 2002 provided Willbros with a strong financial base for future operations. In May, a highly successful public offering for approximately 5.4 million shares of common stock, including nearly 1.0 million shares offered by certain Willbros shareholders, was concluded. Net proceeds of approximately $71.9 million were used to essentially eliminate the Company's long-term debt, and increase our cash balance at year end to almost $50 million. The transaction greatly strengthened our balance sheet and increased our ability to secure letters of credit and bonding, often prerequisites for obtaining large project awards.



In June 2002, Willbros entered into a three-year $125 million revolving credit facility with a consortium of U.S. and international commercial banks. The new facility replaces our previous credit line which was due to expire in February 2003. Our ability to complete this new financing in today's tight credit markets is a testimony to the reliability of our continued performance in the eyes of the lending community. Our existing credit facility coupled with our strong balance sheet allows us to explore new ways of approaching business opportunities which gives us a distinct advantage over our competitors and improves our commercial offering to customers.

The Opal, Wyoming natural gas liquids extraction facility, announced in early 2003, demonstrates the opportunities available to us as a result of our strong financial condition. In this transaction, Willbros will engineer, construct and own a new gas processing unit at Opal, Wyoming which will process natural gas for affiliates of Shell Exploration & Production Company and will be operated by The Williams Companies. This project will allow Willbros to participate in the long-term cash flows from the processing facility which are projected to provide an excellent return on our capital employed. This new income stream should also help to smooth the "lumpiness" of the income stream from our traditional project oriented lines of business.

Backlog Remains Healthy

Backlog at the end of 2002 was a healthy $216 million. Our 2002 year end backlog contained an imbedded margin of 22 percent, reflecting the quality of the work that we are pursuing, our focus on pricing discipline and the value perception held by Willbros' customers. As we have increased our presence in

ABOVE PHOTOS *(upper right)* | The Gila River EPC project involved the team of WEI and RPI. *(center)* | The Transierra Pipeline involved numerous logistical challenges.

North America and as we bring several multi-year projects to completion, we believe that backlog is less an indicator of our future prospects than it was in the recent past. Further, current backlog does not completely reflect our historical business mix of short-term and time-and-material projects, many of which will never appear in the backlog. With our larger presence in North American markets, where we perform much of this short duration work, backlog becomes a less significant measure of our future performance. In the mature U.S. arena, projects often materialize in a shorter time frame with work commencing almost immediately after project award. In contrast, international projects, because of logistics and mobilization requirements, often take longer to come to fruition and have a greater impact on the size of the backlog.

Acquisitions Add Value and Potential for Long-Term Growth

In October 2002, Willbros completed the acquisition of the Mt. West Group, which consists of four companies, for cash and Willbros common stock. This transaction represents the third acquisition for Willbros in as many years. The Mt. West Group provides design-build services, including EPC, to the energy industry, principally in the Rocky Mountain and western regions of the United States. Their expertise is weighted toward natural gas compression and processing facilities and provides a perfect complement to WEI with their similar forte in pipelines. The Mt. West Group is highly respected in their niche and has an ASME coded vessel fabrication facility for added scope. Their accomplished and visionary management team adds to the talent and depth of the Company's management ranks. As with the other recent acquisitions, RPI in 2000 and MSI in 2001, the Mt. West Group addition provides a means of growth for Willbros, allowing us to add diversity to our service offerings while remaining consistent with our core business. Since its acquisition, the Mt. West Group has experienced increased bidding activity for pipeline capacity upgrades and expansion projects. We expect the contribution from the Mt. West Group to gain momentum as 2003 unfolds.

MSI Energy Services Inc. (MSI), acquired in 2001, was awarded two major contracts in 2002 that solidify their position as a premier services provider to the Canadian oil sands tailings and extraction processors in Ft. McMurray, Alberta. Albian Sands Energy, Inc. awarded MSI an 18 month contract to provide fabrication, maintenance and other services for their oil sands production. Similarly, MSI won a five-year services contract for Suncor Energy, Inc., the world's largest miner and crude oil extractor of oil sands deposits. Highly experienced in this growing market specialty, MSI has established a formidable position on which to build.

WEI and RPI have forged a synergistic relationship since the acquisition of RPI in January 2000. Key to the successful EPC strategy adopted a few years ago by WEI, RPI has added routing and constructability expertise in addition to their valuable construction capabilities. During 2002, the two units worked in tandem on four projects in which WEI was the EPC contractor and RPI, the constructor.



Transierra, Bolivia
South America

This 230-kilometer (144-mile), 32-inch natural gas pipeline in southern Bolivia was undertaken by our Willbros Transandina S.A. unit on a fast-track basis. The project is another milestone in the Company's long history of unique and challenging project successes in Bolivia.



Willbros is confident that our longevity, experience, solid financial footing and strategic approach will serve us well.

Despite the short-term impact of political disruptions, ownership changes and global unrest, the mid to long-term fundamentals of energy demand worldwide and particularly in the United States, remain healthy. The driving impetus of this increased demand is the projected need for natural gas, primarily for power generation in both developing and industrialized countries. The demand for natural gas pipelines in the markets outside of the United States and Europe is a relatively new occurrence. In the United States, the *U.S. Energy Information Administration* predicts that domestic gas demand will grow by more than 50 percent by the year 2025. The agency further suggests that the increased supply will have to come from non-conventional sources and imports. Ultimately much of this supply is expected to reach its markets via pipelines. This demand shift, for more gas pipelines, provides us with another market opportunity. Until recently, oil pipelines were the primary component of pipeline projects outside the United States and Europe.



Change in Our Industry

The worldwide oil and gas industry in which we participate involves risk and is subject to cycles. During the past six months, we have witnessed an unusual number of major natural gas transmission companies who have experienced a contraction in credit availability, as a consequence of a series of failures in the energy trading segment of the natural gas business. Over the short term, this has resulted in the curtailment of essentially all pipeline projects associated with merchant power plant construction, a niche in which Willbros had established itself during the past two years, and the delay of many other pipeline projects. Additionally, we have seen a reduction of pipeline construction activity in all areas of the world as a result of the uncertainty raised by unrest and the threat of conflict in the Middle East and the global economic downturn.



As a result of the natural gas transmission companies seeking to improve their liquidity, a number of major U.S. pipeline assets changed hands during 2002, effectively creating future opportunities for Willbros. We believe operating staffs of these assets have generally been rationalized to minimum levels. This implies that the new owners may require outsourcing of engineering, procurement, construction and maintenance functions to make future modifications or improvements to their newly purchased assets. Willbros is one of only a few companies that can supply the complete scope of services these clients are anticipated to require.

The existing pipeline network, especially in the United States, is continuing to age. According to a *Pipeline & Gas Journal* annual report on pipeline characteristics for replacement, repair or rehabilitation, almost 80 percent of the 280,000-plus miles of U.S. gas transmission lines and more than one-half of the gathering lines are more than 30 years old. In late 2002, the U.S. Congress passed the Pipeline Safety Improvement Act of 2002. The law mandates an accelerated inspection schedule for pipeline operators. While responsible companies in the industry have generally followed a rigid inspection schedule, this new law makes inspections mandatory. These new U.S. Federal requirements and the industry's recognition of the need for upgrading existing lines should benefit Willbros' North American activities with our history as an experienced engineering and construction partner on pipeline integrity projects.

Oil sands production in northern Alberta province in Canada has become a mature industry capable of producing levels of

ABOVE PHOTOS | Newly acquired Mt. West Group is highly respected for their design-build services on natural gas and gas liquids facilities.

synthetic oil products approaching one million barrels per day through mining and steam extraction methods. In 2002, Cambridge Energy Research Associates (CERA) raised its estimate of recoverable reserves in Canada from 5.6 billion barrels to 180 billion barrels, based on implementation of advanced technologies for oil sands extraction and refining. CERA is also forecasting that the oil sands sector could expand five-fold to production levels of five million barrels per day. MSI, acquired in 2001, is a valued supplier of construction and plant maintenance services to this industry. Our investment of capital and management support in MSI has laid a foundation for increased growth in this segment in future years.

Future Prospects Look Encouraging

We are naturally proud about the year that Willbros had in 2002, and we remain very upbeat about the future. In our more than 94 years in pipeline construction, cycles have been inevitable. While we are in the midst of a downturn in the current cycle, we have noted in this report numerous reasons for increased confidence in our ability to grow and prosper over the long-term, including:

- A solid financial base which provides Willbros with the capability to be flexible in soliciting project work and in establishing creative partnering agreements with valued clients.
- A broadly experienced management staff with proven ability to manage multiple complex EPC projects, along with a full complement of additional services.
- An anticipated increase in projects associated with the transfer of pipeline assets to new owners. Willbros is eminently qualified to perform these projects.
- Increases in activity worldwide, as global conditions become more stable. Having worked in over 55 countries in our history, clients will recognize Willbros for our established reputation for reliability and quality as they initiate new projects.
- Growth and increases in service offerings and geographic reach from our new acquisitions. These acquisitions also build synergy with existing units of the Willbros Group thereby adding value for our clients.
- A demonstrated ability to quickly react, mobilize or vary our services mix as specific project trends unfold.

Willbros' performance is appropriately measured over the long-term – after all, our history spans almost a century. While we cannot predict future activity, we are confident that our longevity, our experience, our solid financial footing and our strategic approach to our markets will serve us well in the coming years. Uncertain times in our industry require operating and financial discipline and the ability to think broadly in structuring transactions to meet client needs. Willbros possesses these attributes and looks forward to addressing the challenges and capitalizing on the opportunities that lie ahead.



Offshore Projects
North America,
South America & Africa

Willbros played key roles in the Gulfstream Pipeline System, a technically challenging and politically visible project across the Eastern Gulf of Mexico and in the Blue Atlantic Pipeline planned to traverse a hostile North Atlantic environment. The WB82, Willbros' offshore work/derrick barge, operated in West African waters offshore Nigeria performing a variety of marine projects.
In Venezuela, through subsidiary Constructora CAMSA, C.A., Willbros was awarded an EPC contract to construct an offshore liquids handling terminal facility.



SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,				
	2002 (1)	2001 (2)	2000 (3)	1999	1998
Statement of Operations Data:					
Contract revenue	$ 583,703	$ 390,134	$ 314,290	$ 176,564	$ 281,618
Operating expenses (income):					
Contract cost	488,256	317,186	269,418	147,039	221,492
Termination of benefit plans	–	(9,204)	–	–	–
Depreciation and amortization	23,304	19,522	22,408	21,313	25,552
General and administrative	33,846	29,975	30,218	27,548	32,383
Operating income (loss)	38,297	32,655	(7,754)	(19,336)	2,191
Net interest income (expense)	(1,551)	(2,588)	(1,865)	587	(484)
Other income (expense)	(1,549)	(603)	(716)	2,031	(1,502)
Income (loss) before income taxes	35,197	29,464	(10,335)	(16,718)	205
Provision for income taxes	5,448	10,384	5,257	3,300	4,567
Net income (loss)	$ 29,749	$ 19,080	$ (15,592)	$ (20,018)	$ (4,362)
Net income (loss) per share:					
Basic	$ 1.63	$ 1.32	$ (1.11)	$ (1.54)	$ (.30)
Diluted	1.59	1.27	(1.11)	(1.54)	(.30)
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$ 28,855	$ 24,756	$ 3,040	$ (14,041)	$ 15,199
Investing activities	(31,624)	(36,066)	(10,035)	4,866	(34,684)
Financing activities	33,100	18,373	10,442	8,641	(14,545)
Effect of exchange rate changes	(163)	287	686	93	(961)
Other Data:					
EBITDA (4)	$ 60,052	$ 51,574	$ 13,938	$ 4,008	$ 26,241
Capital expenditures, excluding acquisitions	30,227	28,818	15,351	12,245	36,112
Backlog (at period end) (5)	215,985	407,553	373,947	253,080	286,473
Number of employees (at period end) (6)	4,620	3,790	2,194	2,030	2,280
Cash dividends per common share	–	–	–	–	–
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 49,457	$ 19,289	$ 11,939	$ 7,806	$ 8,247
Working capital	90,900	45,985	32,079	25,801	13,495
Total assets	298,193	224,135	176,125	153,153	159,939
Total debt	1,171	39,284	26,298	15,981	758
Stockholders' equity	210,780	96,557	71,746	80,427	106,934

(1) We acquired Mt. West Group, a collection of four companies providing design-build services to the western U.S. energy industry, on October 23, 2002. Accordingly, its results of operations since that date are consolidated with our results of operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations – General and our Consolidated Financial Statements included elsewhere herein.

(2) We acquired MSI Energy Services Inc., a general contractor in Alberta, Canada, on October 12, 2001. Accordingly, its results of operations since that date are consolidated with our results of operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations – General and our Consolidated Financial Statements included elsewhere herein.

(3) We acquired Rogers & Phillips, Inc., a U.S. pipeline construction company, on January 24, 2000. Accordingly, its results of operations since that date are consolidated with our results of operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations – General and our Consolidated Financial Statements included elsewhere herein.

(4) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the respective period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. See our Consolidated Statements of Cash Flows in our Consolidated Financial Statements included elsewhere in this Annual Report. EBITDA is included in this Annual Report because it is one of the measures through which we assess our financial performance. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(5) Backlog is anticipated contract revenue from contracts for which award is either in hand or reasonably assured.

(6) Includes joint ventures in 2001 and 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, included in this Annual Report.

GENERAL

We derive our revenue from providing construction, engineering and specialty services to the oil, gas and power industries and government entities worldwide. We obtain contracts for our work primarily by competitive bidding or through negotiations with long-standing or prospective clients. Bidding activity, backlog and revenue resulting from the award of contracts to us may vary significantly from period to period. Contracts have durations from a few weeks to several months or in some cases more than a year.

Operations outside the United States may be subject to certain risks which ordinarily would not exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprising and riots, availability of personnel and government audit. However, we have successfully operated in Nigeria for the past 40 years with very favorable relationships with the local communities, and believe that we can continue to operate in the area. We have been active in South America since 1939. Venezuela is the largest oil producer in South America and has redirected its energy initiative to include development of its significant natural gas reserves. This new initiative should translate into more demand for our natural gas pipeline capabilities. However, the Venezuelan economy can be highly inflationary and the government of Venezuela, under Presidente Hugo Chavez, has experienced extreme civil unrest culminating in a national labor strike beginning in December, 2002. We suspended all work in Venezuela in December 2002. We resumed work in February 2003 when the impact of the strike had moderated although business and commercial activity had not yet returned to pre-strike levels.

Critical Accounting Policies

Revenue Recognition: Percentage-of-Completion Method - A number of factors relating to our business affect the recognition of contract revenue. Revenue from fixed-price construction and engineering contracts is recognized on the percentage-of-completion method. Under this method, estimated contract income and resulting revenue is generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing permits and approvals, labor availability, governmental regulation and politics, may affect the progress of a project's completion and thus the timing of revenue recognition. Generally, we do not recognize income on a fixed-price contract until the contract is approximately 5% to 10% complete, depending upon the nature of the contract. Costs which are considered to be reimbursable are excluded from the percentage-of-completion calculation. Accrued revenue pertaining to reimbursables is limited to the cost of the reimbursables. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined. Revenue from change orders, extra work and variations in the scope of work is recognized when agreement is reached with clients as to both the scope of work and price. Revenue from claims is recognized when agreement is reached with clients as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Revenue from unit-price contracts is recognized as earned. We believe that our operating results should be evaluated over a relatively long time horizon during which major contracts in progress are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

All U.S. government contracts and many of our other contracts provide for termination of the contract for the convenience of the client. In the event a contract would be terminated at the convenience of the client prior to completion, we will typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control.

An example of a project involving many of the above factors is our project in Australia. The project in Australia was completed after July 1, 2000, the date on which liquidated damages were scheduled to commence under the contract. Due primarily to productivity and other labor issues, and anticipated liquidated damages, we recognized a contract loss of $14.5 million in 2000. However, during 2001, the client accepted claims for extension of the scheduled completion date, accepted other claims and requested additional services, resulting in contract amendments and the realization in 2001 of $4.2 million of contract income on the project.

Income Taxes - The determination of our tax provision is complex due to operations in several tax jurisdictions outside the United States which may be subject to certain risks which ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes which may be applied on a retroactive basis. If this were to occur, our tax expense could be materially different than the amounts reported. Furthermore, in determining the valuation allowance related to deferred tax assets, we estimate taxable income into the future and determine the magnitude of deferred tax assets which are more likely than not to be realized. Future taxable income could be materially different than amounts estimated, in which case the valuation allowance would need to be adjusted.

Joint Venture Accounting - From time to time, we seek one or more joint venture partners when a project requires local content, equipment, manpower or other resources beyond those we have available to complete work in a timely and efficient manner or when we wish to share risk on a particularly large project. We have investments, ranging from 10 percent to 50 percent, in joint ventures that operate in similar lines of business as ours. Investments consist of a 10 percent interest in a consortium for work in Venezuela, a 35 percent interest in a joint venture for work in Australia and a 50 percent interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations. This presentation is consistent with construction industry practice. Alternatively, if we were to account for these interests using the equity-method in the consolidated statement of operations, revenue and contract cost would be materially lower; however, net income would not change.

Significant Business Developments

On January 24, 2000, we acquired Rogers & Phillips, Inc., a closely held pipeline construction company in Houston, Texas with an experienced management team and a strong market position in the U.S. Gulf Coast area. Founded in 1992, RPI provides a full range of construction services for pipeline operating companies, including station and piping projects in congested urban areas and inside plants, as well as cross-country pipelines. The consideration included 1,035,000 shares of our common stock and approximately $1.7 million in cash and acquisition costs. The transaction was accounted for as a purchase.

In September 2000, through a joint venture led by a subsidiary of ours, we were awarded a significant project, the scope of which includes the engineering, procurement and construction of a 665-mile (1,070-kilometer), 30-inch crude oil pipeline from the Doba Fields in Chad to an export terminal on the coast of Cameroon in Africa. Engineering and procurement activities began in late 2000. Pipeline construction began in November 2001 and is expected to be completed in 2003.

During 2000, our activities in Nigeria included work on two major EPC contracts for Shell: (a) the Nembe Creek gas gathering pipeline system, and (b) four concrete barge-mounted gas compressor facilities for Shell's Nembe Creek Associated Gas project (collectively, the "Nembe Creek Projects"). At the end of 2001, both projects were nearing completion.

During 2000, Willbros USA, Inc. relocated its administrative headquarters and some construction support services from Tulsa, Oklahoma, to Houston, Texas. The cost of the move, termination benefits, and office lease termination costs totaled approximately $4.5 million.

On October 12, 2001, we completed the purchase of MSI Energy Services Inc., a Canadian general contractor whose common shares were listed on The Canadian Venture Exchange. MSI provides pipeline construction, pipeline integrity and maintenance services in addition to pipe storage and handling services, specialty metal fabrication services, pipeline equipment rentals and concrete construction products in the oil sands region of Northern Alberta, Canada. The aggregate purchase price, including transaction costs, was $8.3 million. In conjunction with the acquisition the Company sold 144,175 common shares from treasury for $1.9 million to certain MSI shareholders and the net cash paid of $6.4 million to purchase MSI was funded through borrowings under our principal credit agreement. The transaction was accounted for as a purchase.

During 2001, our engineering group executed an alliance agreement with Explorer Pipeline Company to provide project management, engineering, procurement and construction services for their Mainline Expansion Project in Texas, Oklahoma, Missouri, Illinois, and Indiana (the "Explorer Pipeline Project"). This project includes construction of 12 grassroots pump stations, modifications at 13 existing pump stations, the addition of 500,000 barrels of storage at the Wood River, Illinois terminal and modifications at two other terminals. The project is scheduled for completion in 2003.

On May 14, 2002, we completed a public offering of our common shares at $17.75 per share; 4,356,750 shares were sold by us. The underwriters exercised options to purchase all shares available for over-allotments. We received $71.9 million in proceeds, after the underwriting discount and offering costs, which were used to repay indebtedness under the prior credit agreement and for working capital and general corporate purposes.

In June 2002, we completed a new $125.0 million credit agreement with a syndicated bank group, replacing the existing facility that was due to expire in February 2003. The new facility has terms similar to the prior facility, and will expire in June 2005.

On October 23, 2002, we completed the acquisition of Mt. West Fabrication Plants and Stations, Inc., Process Electric and Control, Inc., Process Engineering Design, Inc. and Pacific Industrial Electric, Inc. (collectively, "Mt. West Group"). Mt. West Group provides design-build services, including engineering, procurement and construction services to the energy industry, primarily in the western United States. The purchase price of $13.7 million consisted of $4.6 million cash and acquisition costs and 950,000 shares of common stock valued at $9.1 million. In addition, the purchase price will be adjusted by an earn-out amount equal to 25 percent of the combined net income of Mt. West Group for the 24-month period following the date of acquisition. Any earn-out amounts due shall be payable in cash upon completion of the earn-out period. The transaction was accounted for as a purchase.

Other Financial Measures

We use EBITDA (earnings before net interest, income taxes, depreciation and amortization) as part of our overall assessment of financial performance by comparing EBITDA between accounting periods. We believe that EBITDA is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in businesses similar to ours. EBITDA for the year 2002 was $60.1 million, up $8.5 million from $51.6 million for 2001.

We define anticipated contract revenue as backlog when the award of a contract is reasonably assured, generally upon the execution of a definitive agreement or contract. Anticipated revenue from post-contract award processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas, is not added to backlog until realization is reasonably assured. New contract awards totaled $392.1 million during the year ended December 31, 2002. Additions to backlog during the year were as follows: construction, $269.5 million; engineering, $46.2 million; and specialty services, $76.4 million. Backlog decreases by type of service as a result of services performed during the period were as follows: construction, $344.8 million; engineering, $177.2 million; and specialty services, $61.7 million. Backlog at the end of 2002 decreased $191.6 million (47%) from the previous year end to $216.0 million and consisted of the following: (a) construction, $132.4 million, down $75.3 million (36%); (b) engineering, $23.7 million, down $131.0 million (85%); and (c) specialty services, $59.9 million, up $14.7 million (33%). Construction backlog consists primarily of the Chad-Cameroon Pipeline Project and construction projects in Offshore West Africa. Engineering backlog consists primarily of the Explorer Pipeline Project and other engineering and procurement projects in the United States. Specialty services backlog is largely attributable to a 16-year water injection contract awarded in 1998 to a consortium in which we have a 10 percent interest in Venezuela, contracts to build, own and operate four fueling facilities for the United States government, and service contracts in Oman and Canada.

RESULTS OF OPERATIONS

Our contract revenue and contract costs are primarily related to the timing and location of development projects in the oil, gas and power industries worldwide. Contract revenue and cost variations by country from year to year are the result of (a) entering and exiting work countries; (b) the execution of new contract awards; (c) the completion of contracts; and (d) the overall level of activity in our services.

Our ability to be successful in obtaining and executing contracts can be affected by the relative strength or weakness of the U.S. Dollar compared to the currencies of our competitors, our clients and our work locations. During 2002, as a result of economic and political events in Venezuela, the Venezuelan Bolivar experienced significant devaluation relative to the U.S. Dollar. Included in foreign exchange loss in 2002 is a $0.9 million loss resulting from the translation of our Venezuelan Bolivar denominated monetary assets and liabilities into U.S. Dollars. We do not believe that our revenue or results of operations in other areas were adversely affected in this regard during the years ended December 31, 2002 or 2001.

FISCAL YEAR ENDED DECEMBER 31, 2002, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

Contract Revenue

Contract revenue increased $193.6 million (50%) to $583.7 million due to (a) $130.4 million (60%) of increased construction revenue due primarily to construction on the Chad-Cameroon

Pipeline Project, work on a project in Bolivia and increased activity in Offshore West Africa, net of reduced activities on the Nembe Creek Projects in Nigeria as they neared completion and reduced construction activity in the United States; (b) increased engineering revenue of $56.9 million (47%) due to an increase of engineering and procurement services in the United States primarily related to the Explorer Pipeline Project; and (c) an increase of $6.3 million (11%) in specialty services revenue principally from revenue generated by MSI in Canada, which was acquired in October 2001, offset by reduced activity in Venezuela. Revenue in the United States increased $26.3 million (13%) due primarily to an increase in engineering and procurement services and the acquisition of Mt. West Group in October 2002, offset by a decrease in construction activity. Chad-Cameroon revenue increased $101.3 million resulting from construction work begun in the fourth quarter of 2001 on the Chad-Cameroon Pipeline Project. Revenue from Offshore West Africa increased $15.3 million as a result of increased vessel utilization on several projects during the first six months of 2002. Work that began in 2002 on a project in Bolivia resulted in $47.4 million in revenue in that country. A project in the Dominican Republic during 2002 produced $17.7 million in revenue, and revenue in Canada increased $10.4 million resulting from the acquisition of MSI in October 2001. Nigeria revenue decreased $19.5 million (29%) due primarily to reduced activity on the Nembe Creek Projects. The combined revenue in all other areas decreased $5.3 million (15%).

Contract Costs

Contract costs increased $171.1 million (54%) to $488.3 million due to an increase of $107.7 million (62%) in construction services cost, $54.9 million (56%) in engineering services cost and $8.5 million (19%) in specialty services cost. Variations in contract cost by country were closely related to the variations in contract revenue.

Depreciation and Amortization

Depreciation and amortization increased $3.8 million (19%) due primarily to the addition of equipment for the Chad-Cameroon Pipeline Project and the project in Bolivia.

General and Administrative

General and administrative expense increased $3.9 million (13%) to $33.9 million. This increase is due to higher staff compensation and administrative services necessary to support the 50% increase in revenue. As a percent of revenue, general and administrative expense decreased from 7.7% in 2001 to 5.8% in 2002.

Operating Income

Operating income increased $5.6 million (17%) from $32.7 million in 2001 to $38.3 million in 2002. Excluding a gain of $9.2 million in 2001 associated with the termination of benefit plans, operating income increased $14.8 million (63%). Excluding the gain in 2001, operating income increased largely as a result of higher revenue resulting from greater activity in North America, construction activity on the Chad-Cameroon Pipeline Project and marine maintenance and construction in Offshore West Africa, partially offset by reduced income in Nigeria resulting from a 29% decrease in revenue in that area. The increased income from this 50% increase in revenue was offset by higher depreciation, amortization and general and administrative costs.

Net Interest Income (Expense)

Net interest expense decreased $1.0 million (40%) to $1.6 million expense. In May 2002 we completed a common stock offering in which we received $71.9 million in net proceeds. Borrowings under our prior credit agreement were paid in full. Interest expense in 2002 includes amortization of debt issue costs of $0.9 million compared to $0.5 million in 2001.

Foreign Exchange Loss

Foreign exchange loss increased $0.9 million to $1.0 million due primarily to the affect of the devaluation of the Venezuelan Bolivar in 2002 on our Venezuelan Bolivar denominated monetary assets and liabilities.

Provision for Income Taxes

The provision for income taxes decreased $4.9 million (47%) due primarily to the difference between $6.6 million of changes to estimated income tax liabilities and deferred tax assets during 2002 compared to $3.2 million of similar changes during 2001. In addition, during 2002, we recorded a $1.1 million deferred income tax benefit associated with operating losses outside the United States. Changes to the 2002 income tax liabilities include a $1.2 million reduction due to annual settlements of income tax liabilities outside the United States, and a $1.0 million reduction resulting from changes in current year estimated tax liabilities outside the United States as a result of the above settlements. In addition, we reduced income taxes in the United States by $1.1 million as a result of the refinement of the allocation of expenses among operating entities and other items affecting estimated tax liabilities in the United States and a $3.3 million reduction in the deferred tax asset valuation allowance. We reduced our United States valuation allowance as a result of our assessment of our United States operations including past earnings history and projected future earnings considering the scheduled expiration of our tax net operating losses. Changes in 2001 resulted from a $2.3 million reduction in the deferred assets valuation allowance in the United States and a $0.9 million reduction from annual settlements of income taxes outside the United States. The provision for income taxes is also impacted by the differing income tax rates in the various countries in which we operate, including, for example, Nigeria where income taxes are largely based on deemed profit rather than taxable income as well as a tax holiday in Cameroon for income earned on the Chad-Cameroon Pipeline Project.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

Contract Revenue

Contract revenue. increased $75.8 million (24%) to $390.1 million as a result of (a) increased engineering revenue of $61.6 million due to an increase in engineering and procurement services in the United States; and (b) increased construction revenue of $22.1 million due primarily to increased construction activity in the United States, Offshore West Africa and Cameroon partially offset by reduced activities on the Nembe Creek Projects in Nigeria as they neared completion in 2001 and the completion in the third quarter of 2000 of the construction contract in Australia. These increases in engineering and construction revenue were partially offset by a decrease of $7.9 million in specialty services revenue. Revenue in the United States increased $112.3 million (121%) due to an increase in engineering, procurement and construction services. Cameroon revenue increased $34.0 million as work on the Chad-Cameroon Pipeline Project moved from the engineering, procurement and mobilization phases into the construction phase in November 2001. Offshore West Africa revenue increased $26.3 million (149%) due to higher utilization of the combination barge "Willbros 318" as well as utilization of the derrick barge "WB82" acquired in 2001. Revenue in Oman increased $1.4 million (11%). Canada revenue, from the MSI acquisition on October 12, 2001, was $3.3 million. Nigeria revenue decreased $75.6 million (53%) due to reduced activity on the Nembe Creek Projects. Australia revenue decreased $16.7 million (81%) due to the construction contract that was completed in 2000, net of $4.0 million from contract amendments and settled claims during 2001. Revenue in Venezuela decreased $9.2 million (35%).

Contract Costs

Contract costs increased $47.8 million (18%) to $317.2 million due to an increase of $51.9 million in engineering services cost and an increase in construction services cost of $7.2 million, partially offset by a decrease of $11.3 million in specialty services cost. Variations in contract cost by country were closely related to the variations in contract revenue, with the exception of Australia. Contract costs in Australia decreased by $35.4 million or $18.7 million more than the decrease in revenue primarily as a result of a $14.5 million loss recognized during 2000, offset by $4.2 million of settled claims in 2001.

Termination of Benefit Plans

During 2001 we terminated two employee benefit plans which resulted in non-taxable gains of $9.2 million. These plans were costly to maintain and had become ineffective in the recruitment and retention of an experienced and qualified workforce.

Depreciation and Amortization

Depreciation and amortization decreased $2.9 million to $19.5 million due primarily to the sale in 2000 of excess equipment in Venezuela, Indonesia, the United States and Oman, accelerated amortization of excess spare parts in Indonesia in 2000 and accelerated amortization of leasehold improvements of $0.8 million related to termination of our administrative office space in Tulsa, Oklahoma as a result of relocation of those offices to Houston, Texas.

General and Administrative

General and administrative expense, as a percentage of revenue, decreased to 7.7% in 2001 from 9.6% in 2000. On a dollar basis, general and administrative expenses decreased $0.2 million to $30.0 million in 2001. This reduction is the result of the non-recurrence of the $3.6 million in expenses that were incurred in 2000 that were associated with the relocation of the administrative office to Houston, Texas. This reduction was offset by increased general and administrative expenses in 2001 as expansion in staffing and support services were necessary to support the 24% increase in revenue during the year.

Operating Income

Operating income increased $40.5 million from an operating loss of $7.8 million in 2000 to operating income of $32.7 million in 2001. For the reasons described above, operating income increased in Australia by $19.4 million (from an operating loss of $15.4 million in 2000), the United States by $14.8 million, Offshore West Africa by $9.2 million and Cameroon by $5.0 million. Additionally, we recognized $9.2 million of gains related to the termination of certain employee benefit plans. These improvements were offset by reduced operating income in Nigeria and Venezuela totaling $18.7 million. All other areas combined accounted for an increase of $1.6 million.

Net Interest Income (Expense)

Net interest income (expense) decreased $0.7 million to $2.6 million net interest expense due primarily to lower interest rates during the period offset by higher average debt levels.

Foreign Exchange Loss

Foreign exchange loss decreased $1.0 million to $0.1 million primarily due to the write-off during 2000 of cumulative translation adjustments associated with substantially reduced operations in certain work countries.

Other Income (Expense)

Other income decreased $0.9 million to a $0.4 million expense primarily due to gains on disposals of equipment in 2000 compared to losses on disposals of equipment in 2001.

Provision for Income Taxes

The provision for income taxes increased $5.1 million while pretax income increased $39.8 million. This is the result of increased taxes on higher taxable income in the United States offset by lower income taxes in Nigeria due to a decrease in taxable revenue in that country, an adjustment to the deferred tax assets valuation allowance in the United States by $2.3 million and settlement of $0.9 million of prior year taxes in Nigeria. The valuation allowance for deferred tax assets was reduced in each of 2000 and 2001 as a result of significant increases in revenue, earnings, contract awards, backlog and forecasted earnings for some of our U.S. entities. In addition, we had $9.2 million of non-taxable gains in 2001 associated with the termination of benefit plans. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income and the fact that losses in one country cannot be used to offset taxable income in another country.

EFFECT OF INFLATION AND CHANGING PRICES

Our operations are affected by increases in prices, whether caused by inflation, government mandates or other economic factors, in the countries in which we operate. We attempt to recover anticipated increases in the cost of labor, fuel and materials through price escalation provisions in certain of our major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

LIQUIDITY AND CAPITAL RESOURCES

Our primary requirements for capital are to acquire, upgrade and maintain equipment, provide working capital for current projects, finance the mobilization of employees and equipment to new projects, establish a presence in countries where we perceive growth opportunities and finance the possible acquisition of new businesses and equity investments. Historically, we have met these capital requirements primarily from operating cash flows, and more recently from borrowings under our credit facility.

Cash and cash equivalents increased $30.2 million (156%) to $49.5 million at December 31, 2002, from $19.3 million at December 31, 2001. The increase was due to cash flows of $28.9 million from operations and $33.1 million from financing activities resulting from net proceeds from sale of our common stock of $75.2 million, reduced by net repayments of debt of $42.1 million. These increases were offset by $31.6 million of investing activities primarily for the purchase of $30.2 million of equipment and spare parts and $2.0 million for the acquisition of Mt. West Group (net of cash acquired), and $0.2 million from the effect of exchange rate changes on cash and cash equivalents. Working capital increased $44.9 million during 2002 to $90.9 million at December 31, 2002. Stockholders' equity increased $114.2 million to $210.8 million at December 31, 2002.

Contractual Obligations

On June 14, 2002, we completed a new $125.0 million credit agreement with a syndicated bank group, replacing the existing facility that was due to expire in February 2003. The facility may be used for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings are limited to the lesser of 40% of the borrowing base or $50.0 million and are payable at termination on June 14, 2005. Interest is payable quarterly at a Base Rate plus a margin ranging from 0.75% to 2.00% or a Eurodollar Rate plus a margin ranging from 1.75% to 3.00%. A commitment fee on the unused portion of the credit agreement is payable quarterly ranging from 0.50% to 0.75%. The credit agreement is collateralized by substantially all of our assets, including stock of our principal subsidiaries, restricts the payment of cash dividends and requires us to maintain certain financial ratios. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts. Debt issue costs of $3.0 million net of accumulated amortization of $0.9 million, associated with the new credit agreement are included in other assets at December 31, 2002 and are being amortized over 24 months.

As of December 31, 2002, there were no amounts borrowed under the credit agreement. We had $52.8 million of letters of credit outstanding, leaving $72.2 million available for letters of credit or $44.0 million for borrowings or a combination thereof.

We have various other obligations totalling $1.2 million, including notes payable, generally related to equipment and insurance financing, and local revolving credit facilities. All are at market rates, are collateralized by certain vehicles, equipment and/or real estate, and mature in 2003.

In addition we have unsecured credit facilities with banks in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $6.3 million at December 31, 2002. There were no outstanding borrowings at December 31, 2002.

We have certain operating leases for office and camp facilities. Minimum lease commitments under operating leases as of December 31, 2002, totaled $4.7 million and are payable as follows: 2003, $1.3 million; 2004, $1.1 million; 2005, $1.0 million; 2006, $0.6 million; 2007, $0.2 million and later years, $0.5 million.

Based upon the above, our total cash obligations are payable as follows: 2003, $2.5 million; 2004, $1.1 million and later years, $2.3 million.

Commercial Commitments

From time to time we enter into commercial commitments, usually in the form of commercial and standby letters of credit, insurance bonds and financial guarantees. Contracts with our customers may require us to provide letters of credit or insurance bonds with regard to our performance of contracted services. In such cases, the commitments can be called upon in the event of our failure to perform contracted services. Likewise, contracts may allow us to issue letters of credit or insurance bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. In connection with the Chad-Cameroon Pipeline Project joint venture, we issued a letter of credit to an equipment leasing company equal to 50% of total lease payments, our share of the joint venture. The letter of credit reduces as lease payments are made and expires in June 2003. The commitment can be called upon as a result of failure to make lease payments.

In connection with our 10% interest in a joint venture in Venezuela, we issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2004. The commitment as of December 31, 2002 totals $3.3 million, the maximum amount of future payments we could be required to make.

In 1997 we entered into lease agreements with a special-purpose leasing partnership for land and an office building for our engineering group in Tulsa, Oklahoma. In July 2002, we acquired the assets for $5.5 million, thereby eliminating the lease agreements and related commercial commitments.

A summary of our off-balance sheet commercial commitments as of December 31, 2002 is as follows:

(Dollar amounts in millions)		Amount of Commitment Expiration Per Period	
	Total Commitment	Less Than 2 Years	Over 2 Years
Letters of Credit:			
Chad-Cameroon Pipeline Project – performance	$ 28.3	$ 28.3	$ –
Chad-Cameroon Pipeline Project – equipment lease	7.1	7.1	–
Bolivia Project – performance	8.9	8.9	–
Other – performance and retention	8.5	8.5	–
Total letters of credit	52.8	52.8	–
Insurance Bonds – primarily performance related:			
Expiring	6.2	5.8	0.4
Non-expiring	–	–	–
Total insurance bonds	6.2	5.8	0.4
Corporate guarantee	3.3	3.3	–
Total commercial commitments	$ 62.3	$ 61.9	$ 0.4

These commercial commitments totaling $62.3 million represent the maximum amount of future payments we could be required to make. We had no liability recorded as of December 31, 2002, related to these commitments.

In connection with our 50% interest in a joint venture related to the Chad-Cameroon Pipeline Project, we are joint and severally liable for the performance of our joint venturer. In the event our joint venturer were unable to fulfill their responsibilities associated with the project, we would be required to fulfill their duties. In doing so, we would recognize the income or losses, if any, associated with our fulfilling the duties of our joint venturer. At December 31, 2002, the project is approximately 80% complete and is estimated to produce contract income. However, there is no limitation to the maximum future potential payments we could be required to make in the event the project were to result in contract losses. We have no liability recorded as of December 31, 2002, related to this commitment.

We do not anticipate any significant collection problems with our customers, including those in countries that may be experiencing economic and/or currency difficulties. Since our customers generally are major oil companies and government entities, and the terms for billing and collecting for work performed are generally established by contracts, we historically have a very low incidence of collectability problems.

We believe that cash flows from operations and borrowing capacity under existing credit facilities will be sufficient to finance working capital and capital expenditures for ongoing operations. We estimate capital expenditures for equipment and spare parts to be approximately $35.0 to $40.0 million in 2003. In analyzing our cash flow from operations, we believe that while there are numerous factors that could and will have an impact on our cash flow, both positively and negatively; there is not one or two events that should they occur could not be funded from our operations or borrowing capacity. For a list of events which could cause actual results to differ from our expectations and a discussion of risk factors that could impact cash flow, please refer to the section entitled "Political and Economic Risks; Operational Risks" contained in Items 1 and 2 of our 2002 Form 10-K.

During 1998 and 1999, we repurchased and held in treasury 2,175,371 shares of Common Stock for $16.1 million. We did not repurchase any shares in 2000, 2001 or 2002. In January 2000, 1,035,000 shares of treasury stock were issued in connection with the acquisition of RPI. In October 2001, 144,175 shares of treasury stock were issued in connection with the acquisition of MSI. In October 2002, 950,000 shares of treasury stock were issued in connection with the acquisition of Mt. West Group. As of December 31, 2002, a total of 46,196 shares remain in treasury stock at an average price of $7.43 per share.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. We will adopt SFAS No. 143 effective January 1, 2003. The transition adjustment, if any, will be reported as a cumulative effect of a change in accounting principle. At this time, we do not anticipate that the effect of the adoption of this statement will be material to either our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections". SFAS No. 145 provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We will adopt SFAS No. 145 in January 2003 and do not expect adoption to materially affect our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. We will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost is recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements included in Item 8 of this Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk is our exposure to changes in non-U.S. currency exchange rates. We attempt to negotiate contracts which provide for payment in U.S. dollars, but we may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, we seek to match anticipated non-U.S. currency revenue with expenses in the same currency whenever possible. To the extent we are unable to match non-U.S. currency revenue with expenses in the same currency, we may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. We had no forward contracts or options at December 31, 2002 and 2001.

The carrying amounts for cash and cash equivalents, accounts receivable, notes payable and accounts payable and accrued liabilities shown in the consolidated balance sheets approximate fair value at December 31, 2002 due to the generally short maturities of these items. We invest primarily in short-term dollar denominated bank deposits, and at December 31, 2002 did not have any investment in instruments with a maturity of more than a few days or in any equity securities. We have the ability and expect to hold our investments to maturity.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. In May 2002, subsequent to completing our public offering of common shares, we paid all borrowings on our credit facility and as such at December 31, 2002, none of our indebtedness was subject to variable interest rates. At December 31, 2002, our fixed rate debt approximated fair value based upon discounted future cash flows using current market rates.

THE STOCKHOLDERS AND BOARD OF DIRECTORS
WILLBROS GROUP, INC.:

We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willbros Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, as of July 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and certain provisions from SFAS No. 142, "Goodwill and Other Intangible Assets", and effective January 1, 2002, adopted the remaining provisions of SFAS No. 142.

KPMG LLP

Houston, Texas
February 12, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 49,457	$ 19,289
Accounts receivable, net	94,552	94,604
Contract cost and recognized income not yet billed	27,880	17,006
Prepaid expenses	6,424	3,664
Total current assets	178,313	134,563
Spare parts, net	6,657	5,965
Property, plant and equipment, net	77,261	68,349
Investment in joint ventures	16,745	7,686
Other assets	19,217	7,572
Total assets	$ 298,193	$ 224,135
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 1,171	$ 284
Accounts payable and accrued liabilities	66,582	60,362
Accrued income taxes	8,567	7,871
Contract billings in excess of cost and recognized income	11,093	20,061
Total current liabilities	87,413	88,578
Long-term debt	–	39,000
Total liabilities	87,413	127,578
Stockholders' equity:		
Class A preferred stock, par value $.01 per share, 1,000,000 shares authorized, none issued	–	–
Common stock, par value $.05 per share, 35,000,000 shares authorized and 20,615,875 shares issued at December 31, 2002 (15,728,191 at December 31, 2001)	1,031	786
Capital in excess of par value	151,784	72,915
Retained earnings	60,954	31,205
Treasury stock at cost, 49,196 shares at December 31, 2002 (996,196 shares at December 31, 2001)	(345)	(7,403)
Notes receivable for stock purchases	(1,315)	(8)
Accumulated other comprehensive income (loss)	(1,329)	(938)
Total stockholders' equity	210,780	96,557
Total liabilities and stockholders' equity	$ 298,193	$ 224,135

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,		
	2002	2001	2000
Contract revenue	$ 583,703	$ 390,134	$ 314,290
Operating expenses (income):			
Contract	488,256	317,186	269,418
Termination of benefit plans	–	(9,204)	–
Depreciation and amortization	23,304	19,522	22,408
General and administrative	33,846	29,975	30,218
	545,406	357,479	322,044
Operating income (loss)	38,297	32,655	(7,754)
Other income (expense):			
Interest income	400	377	677
Interest expense	(1,951)	(2,965)	(2,542)
Foreign exchange loss	(1,025)	(117)	(1,101)
Other – net	(524)	(486)	385
	(3,100)	(3,191)	(2,581)
Income (loss) before income taxes	35,197	29,464	(10,335)
Provision for income taxes	5,448	10,384	5,257
Net income (loss)	$ 29,749	$ 19,080	$ (15,592)
Income (loss) per common share:			
Basic	$ 1.63	$ 1.32	$ (1.11)
Diluted	$ 1.59	$ 1.27	$ (1.11)
Weighted-average number of common shares outstanding:			
Basic	18,271,492	14,442,035	14,017,857
Diluted	18,721,759	15,074,166	14,017,857

See accompanying notes to consolidated financial statements

WILLBROS GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Notes Receivable For Stock Purchases	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Value						
Balance, January 1, 2000	15,123,453	$ 756	$ 67,927	$ 29,896	$ (16,164)	$ (307)	$ (1,681)	$ 80,427
Comprehensive income (loss):								
Net loss	–	–	–	(15,592)	–	–	–	(15,592)
Foreign currency translation adjustments	–	–	–	–	–	–	686	686
Total comprehensive loss								(14,906)
Payment of notes receivable	–	–	–	–	–	264	–	264
Issuance of treasury stock	–	–	–	(2,179)	7,690	–	–	5,511
Issuance of common stock under employee benefit plan	42,542	2	241	–	–	–	–	243
Exercise of stock options	40,500	2	205	–	–	–	–	207
Balance, December 31, 2000	15,206,495	760	68,373	12,125	(8,474)	(43)	(995)	71,746
Comprehensive income (loss):								
Net income	–	–	–	19,080	–	–	–	19,080
Foreign currency translation adjustments	–	–	–	–	–	–	57	57
Total comprehensive income								19,137
Payment of notes receivable	–	–	–	–	–	35	–	35
Issuance of treasury stock	–	–	779	–	1,071	–	–	1,850
Issuance of common stock under employee benefit plan	25,446	1	305	–	–	–	–	306
Exercise of stock options	496,250	25	3,458	–	–	–	–	3,483
Balance, December 31, 2001	15,728,191	786	72,915	31,205	(7,403)	(8)	(938)	96,557
Comprehensive income (loss):								
Net income	–	–	–	29,749	–	–	–	29,749
Foreign currency translation adjustments	–	–	–	–	–	–	(391)	(391)
Total comprehensive income								29,358
Issuance of notes receivable for stock purchase	–	–	–	–	–	(1,307)	–	(1,307)
Issuance of treasury stock for acquisition of Mt. West Group	–	–	2,062	–	7,058	–	–	9,120
Issuance of common stock under employee benefit plan	33,121	1	421	–	–	–	–	422
Sale of common stock, net of offering cost	4,356,750	218	71,684	–	–	–	–	71,902
Exercise of stock options	497,813	26	4,702	–	–	–	–	4,728
Balance, December 31, 2002	20,615,875	$ 1,031	$ 151,784	$ 60,954	$ (345)	$ (1,315)	$ (1,329)	$ 210,780

See accompanying notes to consolidated financial statements

WILLBROS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 29,749	$ 19,080	$ (15,592)
Reconciliation of net income (loss) to cash provided by (used in) operating activities:			
Termination of benefit plans	–	(9,204)	–
Change in equity in joint ventures, net	(9,059)	(3,252)	(2,853)
Depreciation and amortization	23,304	19,522	22,408
Amortization of debt issue costs	881	504	–
Loss (gain) on sales and retirements of property, plant and equipment	281	402	(4)
Non-cash compensation expense	553	–	–
Deferred income tax benefit	(3,903)	(1,466)	(1,193)
Changes in operating assets and liabilities:			
Accounts receivable	11,035	(25,333)	(11,900)
Contract cost and recognized income not yet billed	(9,093)	5,759	(9,305)
Prepaid expenses and other assets	(4,230)	385	2,926
Accounts payable and accrued liabilities	1,323	772	23,984
Accrued income taxes	(1,858)	2,351	(596)
Contract billings in excess of cost and recognized income	(10,128)	15,236	(4,414)
Other liabilities	–	–	(421)
Cash provided by operating activities	28,855	24,756	3,040
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(2,001)	(7,410)	(14)
Proceeds from sales of property and equipment	604	162	5,330
Purchase of property, plant and equipment	(22,898)	(22,223)	(8,792)
Purchase of spare parts	(7,329)	(6,595)	(6,559)
Cash used in investing activities	(31,624)	(36,066)	(10,035)
Cash flows from financing activities:			
Proceeds from long-term debt	38,000	75,000	55,000
Proceeds from notes payable to banks	8,323	1,674	979
Proceeds from common stock	75,192	3,789	450
Collection of notes receivable for stock purchases	–	35	264
Repayment of long-term debt	(77,000)	(62,000)	(44,791)
Repayment of notes payable to banks	(8,396)	(2,104)	(1,460)
Sale of treasury stock	–	1,979	–
Cost of debt issuance	(3,019)	–	–
Cash provided by financing activities	33,100	18,373	10,442
Effect of exchange rate changes on cash and cash equivalents	(163)	287	686
Cash provided by all activities	30,168	7,350	4,133
Cash and cash equivalents, beginning of year	19,289	11,939	7,806
Cash and cash equivalents, end of year	$ 49,457	$ 19,289	$ 11,939

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Company – Willbros Group, Inc. ("WGI"), a Republic of Panama corporation, and all of its majority-owned subsidiaries (the "Company") provide construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are Africa, Asia, Australia, the Middle East, South America, Canada and the United States.

Principles of Consolidation – The consolidated financial statements of the Company include the accounts of WGI and all of its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly owned (principally in Nigeria and Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants' share of the net income of those subsidiaries is included in contract expenses. Interests in unconsolidated joint ventures are accounted for on the equity method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ significantly from those estimates.

Reclassifications – Minority owners of certain non U.S. subsidiaries (operating principally in Nigeria and Oman) earn a percentage of net contract receipts rather than sharing in the net income or losses of the subsidiaries' operations. Due to the nature of these minority interests and the basis on which the entitlement is earned, amounts attributable to the minority interests are included in contract costs. Prior to March 31, 2002, the minority interest amounts were presented as a separate line item in other expenses. Accordingly, reclassifications have been made to the 2001 and 2000 balances to conform to the 2002 presentation. Amounts due to the minority participants continue to be included in accounts payable and accrued liabilities. In addition, certain other reclassifications have been made to the 2001 and 2000 balances in order to conform with the 2002 presentation.

Accounts Receivable – Accounts receivable include retainage, all due within one year, of $5,470 in 2002 and $1,819 in 2001 and are stated net of allowances for bad debts of $725 in 2002 and $734 in 2001. The provision (credit) for bad debts was $(58) in 2002, $(290) in 2001 and $(154) in 2000.

Spare Parts – Spare parts (excluding expendables), stated net of accumulated depreciation of $13,826 in 2002 and $10,882 in 2001, are depreciated over three years on the straight-line method.

Property, Plant and Equipment – Depreciation is provided on the straight-line method using estimated lives as follows:

Construction equipment	4-6 years
Marine equipment	10 years
Transportation equipment	3-4 years
Buildings, furniture and equipment	3-20 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Major overhaul costs are accrued in advance of actual overhaul activities and are allocated to contracts based on estimates of equipment condition. Significant renewals and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies *(continued)*

Goodwill – Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill acquired prior to July 1, 2001 was being amortized on a straight-line basis over twenty years, until adoption of the non-amortization of goodwill provision of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company adopted SFAS No. 141, "Business Combinations" and certain provisions of SFAS No. 142 as of July 1, 2001, and the remaining provisions regarding the non-amortization of goodwill acquired prior to July 1, 2001, effective January 1, 2002. At December 31, 2002, goodwill of $8,689, is included in other assets.

In accordance with SFAS No. 142, the Company assesses the carrying amount of goodwill by testing goodwill for impairment. The impairment test requires allocating goodwill and all other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the goodwill is reduced to the implied fair value of the goodwill through a charge to expense. The Company's transitional goodwill impairment test as of January 1, 2002, was performed and no goodwill impairment was indicated. The annual goodwill impairment test was performed as of December 31, 2002, and no goodwill impairment was indicated.

The effect of the elimination of amortization of goodwill on the Company's net income as if SFAS No. 142 had been in effect in prior periods would have been to increase net income by $54 in 2001 and $31 in 2000.

Revenue – Construction and engineering fixed-price contracts and cost plus fixed-fee contracts are accounted for using the percentage-of-completion method. Under this method, estimated contract revenue is generally accrued based on the percentage the costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Revenue from unit-price contracts and from time and material contracts is recognized as earned. Revenue from change orders, extra work and variations in the scope of work is recognized when agreement is reached with clients as to both the scope of work and price. Revenue from claims is recognized when agreement is reached with clients as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Costs incurred for bidding and obtaining contracts are expensed as incurred.

Income Taxes – The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carryforwards and temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income as well as a tax holiday in Cameroon for income earned on the Chad-Cameroon Pipeline Project.

Retirement Plans and Benefits – During 2001, the Company terminated its defined benefit retirement plans and postretirement medical benefits plan that provided retirement benefits to substantially all regular employees. Pension costs were funded in accordance with annual actuarial valuations. The Company recorded the cost of postretirement medical benefits, which were funded on the pay-as-you-go basis, over the employees' working lives. The Company has a voluntary defined contribution retirement plan that is qualified, and is contributory on the part of the employees.

(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies *(continued)*

Common Stock Options – The Company measures stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and provides pro-forma disclosure as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock–Based Compensation." As such, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price.

If compensation cost for the Company's stock options plans had been determined using the fair value method in SFAS No. 123, the Company's net income and income per share would have been as shown in the pro forma amounts below:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) as reported	$ 29,749	$ 19,080	$ (15,592)
Add stock-based employee compensation included in net income, after tax	553	–	–
Less stock-based employee compensation determined under fair value method, after tax	(2,397)	(812)	(805)
Pro forma net income (loss)	$ 27,905	$ 18,268	$ (16,397)
Income (loss) per share:			
Basic, as reported	$ 1.63	$ 1.32	$ (1.11)
Basic, pro forma	$ 1.53	$ 1.26	$ (1.17)
Diluted, as reported	$ 1.59	$ 1.27	$ (1.11)
Diluted, pro forma	$ 1.49	$ 1.21	$ (1.17)

The fair value of granted options was estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions:

	Year Ended December 31,		
	2002	2001	2000
Expected option life in years	4	3-4	3
Risk-free interest rate	1.81 %	3.91 %	6.45 %
Dividend yield	–	–	–
Volatility	57.04 %	61.03 %	59.14 %

Foreign Currency Translation – All significant monetary asset and liability accounts stated in currencies other than United States dollars are translated into United States dollars at current exchange rates for countries in which the local currency is the functional currency. Translation adjustments are accumulated in other comprehensive income (loss). Non-monetary assets and liabilities in highly inflationary economies are translated into United States dollars at historical exchange rates. Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency transaction adjustments and translation adjustments in highly inflationary economies are recorded in income. During 2000, $854 was transferred from cumulative translation adjustments in stockholders' equity to foreign exchange loss due to the substantial reduction of operations in certain countries.

(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies *(continued)*

Concentration of Credit Risk – The Company has a concentration of customers in the oil, gas and power industries which exposes the Company to a concentration of credit risks within an industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The Company believes that its allowance for bad debts is adequate.

Fair Value of Financial Instruments – The carrying value of financial instruments does not materially differ from fair value.

Cash Flows – In the determination of cash flows, all highly liquid investments with maturities of less than three months are considered to be cash equivalents. The Company paid interest of $1,132 in 2002, $2,858 in 2001 and $2,216 in 2000 and income taxes of $11,315 in 2002, $8,650 in 2001 and $7,249 in 2000.

Income (Loss) per Share – Basic income (loss) per share is calculated by dividing net income, less any preferred dividend requirements, by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by including the weighted-average number of all potentially dilutive common shares with the weighted-average number of common shares outstanding.

Derivative Financial Instruments - The Company may use derivative financial instruments such as forward contracts, options or other financial instruments as hedges to mitigate non-U.S. currency exchange risk when the Company is unable to match non-U.S. currency revenue with expenses in the same currency. The Company had no derivative financial instruments as of December 31, 2002 or 2001.

2. Acquisitions

On October 23, 2002, the Company acquired all outstanding shares of Mt. West Fabrication Plants and Stations, Inc., Process Electric and Control, Inc., Process Engineering Design, Inc. and Pacific Industrial Electric, Inc. (collectively, "Mt. West Group"). Mt. West Group provides design-build services, including engineering, procurement and construction services to the energy industry, primarily in the western United States, thereby expanding the Company's services in the United States. The purchase price of $13,711 was based on a multiple of cash flow and consisted of $4,591 cash and acquisition costs and 950,000 shares of common stock valued at $9,120 (based on the average market price of the Company's common shares over the two-day period before and after the date a definitive purchase agreement was signed). In addition, the purchase price will be adjusted by an earn-out amount equal to 25 percent of the combined net income of Mt. West Group for the 24-month period following the date of acquisition. Any earn-out amounts due shall be payable in cash upon completion of the earn-out period. The transaction was accounted for as a purchase.

On October 12, 2001, the Company successfully completed its tender offer for all outstanding shares of MSI Energy Services Inc. ("MSI"), a general contractor in Alberta, Canada. The acquisition establishes the Company's presence in Canada. The aggregate purchase price, including transaction costs, was $8,295. Concurrently, the Company sold to certain MSI shareholders 144,175 common shares of treasury stock with an assigned value of $1,850, the market price at the date the transaction was announced. The net cash of $6,445 paid to purchase MSI was funded through borrowings under the Company's principal credit agreement. The transaction was accounted for as a purchase.

On January 24, 2000, the Company acquired Rogers & Phillips, Inc. ("RPI"), a closely held United States pipeline construction company. The consideration included 1,035,000 shares of treasury stock valued at $5,511 and approximately $1,710 in cash and transaction costs. The transaction was accounted for as a purchase.

None of the goodwill created as a result of these acquisitions is expected to be deductible for tax purposes.

(In thousands, except share and per share amounts)

2. Acquisitions *(continued)*

The fair value of the net assets acquired from these acquisitions was as follows:

	Mt. West	MSI	RPI
Current assets	$ 15,799	$ 3,549	$ 6,615
Property, plant and equipment	3,544	3,318	3,523
Current liabilities	(9,173)	(1,080)	(3,044)
Deferred income taxes	(808)	(482)	(515)
Term debt	–	(416)	(335)
	9,362	4,889	6,244
Goodwill, included in other assets	4,349	3,406	977
	$ 13,711	$ 8,295	$ 7,221

The unaudited pro forma results of operations for the RPI acquisition, had the acquisition occurred January 1, 2000, would not have been materially different from reported results.

The unaudited pro forma results of operations including the Mt. West Group, as if the acquisition occurred January 1, 2001, and MSI, as if the acquisition occurred January 1, 2000, would have been:

	Year Ended December 31,		
	2002	2001	2000
Revenue	$ 665,197	$ 459,199	$ 327,411
Net income (loss)	31,902	21,966	(14,825)
Income (loss) per common share:			
Basic	$ 1.68	$ 1.42	$ (1.05)
Diluted	$ 1.64	$ 1.36	$ (1.05)

3. Contracts in Progress

Most contracts allow for progress billings to be made during the performance of the work. These billings may be made on a basis different from that used for recognizing revenue. Contracts in progress for which cost and recognized income exceed billings or billings exceed cost and recognized income consist of:

	Year Ended December 31,	
	2002	2001
Costs incurred on contracts in progress	$ 608,638	$ 310,926
Recognized income	106,122	65,473
	714,760	376,399
Progress billings and advance payments	697,973	379,454
	$ 16,787	$ (3,055)
Contract cost and recognized income not yet billed	$ 27,880	$ 17,006
Contract billings in excess of cost and recognized income	(11,093)	(20,061)
	$ 16,787	$ (3,055)

(In thousands, except share and per share amounts)

3. Contracts in Progress *(continued)*

During the year ended December 31, 2000, the costs to complete a project in Australia exceeded the cost to complete estimate at December 31, 1999, by $14,500. This resulted in a loss on the project in 2000 of the same amount.

4. Property, Plant and Equipment

Property, plant and equipment, which are used to secure debt or are subject to lien, at cost, consist of:

	December 31,	
	2002	2001
Construction equipment	$ 54,428	$ 49,201
Marine equipment	54,664	51,154
Transportation equipment	24,372	20,795
Land, buildings, furniture and equipment	36,900	26,658
	170,364	147,808
Less accumulated depreciation and amortization	93,103	79,459
	$ 77,261	$ 68,349

5. Joint Ventures

The Company has had investments during the past three years, ranging from 10 percent to 50 percent, in joint ventures that operate in similar lines of business as the Company. Investments consist of a 10 percent interest in a consortium for work in Venezuela, a 35 percent interest in a joint venture for work in Australia and a 50 percent interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The Company's proportionate share of revenue and contract cost included in the consolidated statements of operations from these ventures consist of:

	Year Ended December 31,		
	2002	2001	2000
Contract revenue	$ 127,643	$ 42,483	$ 25,546
Contract cost	105,285	31,637	39,913

The Company's investments in and advances to these ventures consist of:

	December 31,	
	2002	2001
Due from joint ventures, included in accounts receivable	$ 4,662	$ 5,313
Investment in joint ventures	16,745	7,686

(In thousands, except share and per share amounts)

5. Joint Ventures *(continued)*

Summarized balance sheet information for the significant joint venture in Africa (accounted for under the equity-method in the consolidated balance sheets) is as follows:

	December 31,	
	2002	2001
Current assets	$ 29,661	$ 31,221
Non-current assets	17,380	16,257
Total	$ 47,041	$ 47,478
Liabilities, current	$ 25,484	$ 44,471
Equity	21,557	3,007
Total	$ 47,041	$ 47,478

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31,	
	2002	2001
Trade payables	$ 47,666	$ 48,312
Payrolls and payroll liabilities	16,639	9,914
Equipment reconditioning and overhaul reserves	2,277	2,136
	$ 66,582	$ 60,362

7. Notes Payable and Long-term Debt

Notes payable and long-term debt consist of the following:

	December 31,	
	2002	2001
$125,000 revolving credit agreement with a syndicated bank group	$ –	$ 39,000
Other obligations	1,171	284
Total long-term debt	1,171	39,284
Less current portion	1,171	284
Long-term debt, less current portion	$ –	$ 39,000

On June 14, 2002, the Company completed a new $125,000 credit agreement with a syndicated bank group, replacing the existing facility that was due to expire in February 2003. The facility may be used for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings are limited to the lesser of 40% of the borrowing base or $50,000 and are payable at termination on June 14, 2005. Interest is payable quarterly at a Base Rate plus a margin ranging from 0.75% to 2.00% or a Eurodollar Rate plus a margin ranging from 1.75% to 3.00%. A commitment fee on the unused portion of the credit agreement is payable quarterly ranging from 0.50% to 0.75%. The credit agreement is collateralized by substantially all of the Company's assets, including stock of the principal subsidiaries, restricts the payment of cash dividends and requires the Company to maintain certain financial ratios. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts. Debt issue costs of $3,019, net of accumulated amortization of $881, associated with the new credit agreement are included in other assets at December 31, 2002 and are being amortized over 24 months.

(In thousands, except share and per share amounts)

7. Notes Payable and Long-term Debt *(continued)*

As of December 31, 2002, there were no amounts borrowed under the credit agreement. The Company had $52,838 of letters of credit outstanding, leaving $72,162 available for letters of credit or $43,984 for borrowings or a combination thereof.

Other obligations include various notes payable, generally related to equipment and insurance financing, and local revolving credit facilities. All are at market interest rates, and are collateralized by certain vehicles, equipment and/or real estate.

The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings in the form of short-term notes and overdrafts are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $6,307 at December 31, 2002. There were no outstanding borrowings at December 31, 2002 or 2001.

8. Retirement Benefits

The Company had two defined benefit plans (pension plans) covering substantially all regular employees which were funded by employee and Company contributions. The Company's funding policy was to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 in accordance with annual actuarial valuations. Benefits under the plans were determined by employee earnings and credited service. The Company had a post-retirement medical benefits plan that covered substantially all regular employees and was funded by Company and retiree contributions based on estimated cost. The defined benefit plans and the post-retirement medical benefit plan were terminated during 2001.

Plan assets of the pension plans consisted primarily of listed stocks and bonds. Pension plan assets totaling $494 in 2002 and $35,985 in 2001 were distributed to plan participants. By December 31, 2002, all assets had been distributed to plan participants. The post-retirement medical benefit plan had no assets. Upon termination of these plans in 2001, all benefits ceased and the liabilities relating to the accrued cost of future benefits were reversed resulting in non-cash, non-taxable gains of $9,204, which are reflected as a reduction of operating expenses in the 2001 consolidated statements of operations.

Benefit expense for these plans included the following components:

	Pension Benefits			Postretirement Medical Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2002	2001	2000	2002	2001	2000
Service cost	$ –	$ 714	$ 1,084	$ –	$ 56	$ 119
Interest cost	–	2,260	2,347	–	215	365
Expected return on plan assets	–	(2,418)	(3,155)	–	–	–
Recognized net actuarial loss (gain)	–	(323)	(960)	–	(27)	(93)
Amortization of transition asset	–	(29)	(29)	–	–	–
Amortization of prior service cost	–	45	133	–	(12)	(22)
Curtailment	–	73	–	–	–	–
Amendments	–	(220)	170	–	–	–
	–	102	(410)	–	232	369
Settlement gain	–	(3,170)	–	–	(6,034)	–
	$ –	$ (3,068)	$ (410)	$ –	$ (5,802)	$ 369

The retirement benefit obligations were determined using a weighted-average discount rate 7.75 percent at December 31, 2000. For pension benefits the rate of increase in future pay increases was 5.5 percent at December 31, 2000, and assets were expected to have a long-term rate of return of 8.5 percent. The transition asset was being amortized over 15 years.

(In thousands, except share and per share amounts)

8. Retirement Benefits *(continued)*

The following table sets forth the changes in benefit obligations and plan assets and the reconciliation of the funded status of the plans to the accrued benefit cost:

	Pension Benefits			Postretirement Medical Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2002	2001	2000	2002	2001	2000
Change in benefit obligations:						
Benefit obligations, beginning of year	$ 494	$ 32,289	$ 30,107	$ –	$ 5,540	$ 4,557
Service cost	377	714	1,084	–	56	119
Interest cost	–	2,260	2,347	–	215	364
Plan participants' contribution	–	295	390	–	60	121
Amendments	–	326	170	–	–	–
Actuarial loss (gain)	–	595	92	–	–	778
Curtailment	–	–	–	–	(5,381)	–
Benefits paid	(871)	(35,985)	(1,901)	–	(490)	(399)
Benefit obligations, end of year	–	494	32,289	–	–	5,540
Change in plan assets:						
Plan assets at fair value, beginning of year	494	35,444	37,709	–	–	–
Actual return on plan assets	–	(858)	(754)	–	–	–
Employer contribution	377	1,598	–	–	430	278
Plan participants' contribution	–	295	390	–	60	121
Benefits paid	(871)	(35,985)	(1,901)	–	(490)	(399)
Plan assets at fair value, end of year	–	494	35,444	–	–	–
Reconciliation:						
Funded status, plan assets over (under) benefit obligations	–	–	3,155	–	–	(5,540)
Unrecognized net actuarial gain	–	–	(8,466)	–	–	(514)
Transition asset at January 1, 1987	–	–	(29)	–	–	–
Unrecognized prior service cost	–	–	844	–	–	(177)
Adjustment for minimum liability	–	–	–	–	–	–
Accrued benefit cost	$ –	$ –	$ (4,496)	$ –	$ –	$ (6,231)

The Company has a defined contribution plan that is funded by participating employee contributions and the Company. The Company matches employee contributions, up to a maximum of 4 percent of salary in the form of cash or WGI common stock, as elected by the employee. Company contributions for this plan were $1,038 (including $422 of WGI common stock) in 2002, $905 (including $306 of WGI common stock) in 2001, and $616 (including $243 of WGI common stock) in 2000.

(In thousands, except share and per share amounts)

9. Income Taxes

The provision for income taxes represents income taxes arising as a result of operations, credits for revision of previous estimates of income taxes payable in a number of countries and a credit recognizing the tax benefit of a portion of the Company's tax losses carried forward. The Company is not subject to income tax in Panama on income earned outside of Panama. All income has been earned outside of Panama. The relationship between income (loss) before income taxes and the provision for income taxes is affected by the method of determining income taxes in the countries in which the Company operates. The effective consolidated tax rate differs from the U.S. federal statutory tax rate as taxable income and operating losses from different countries cannot be offset and tax rates and methods of determining taxes payable are different in each country.

Income (loss) before income taxes and the provision for income taxes in the consolidated statements of operations consist of:

	Year Ended December 31,		
	2002	2001	2000
Income (loss) before income taxes:			
Other countries	$ 20,000	$ 8,935	$ (12,240)
United States	15,197	20,529	1,905
	$ 35,197	$ 29,464	$ (10,335)
Provision for income taxes:			
Current provision:			
Other countries	$ 4,446	$ 5,563	$ 5,818
United States:			
Federal	3,551	4,991	365
State	1,354	1,296	267
	9,351	11,850	6,450
Deferred tax expense (benefit):			
United States	(2,653)	(1,497)	(1,193)
Other countries	(1,250)	31	–
	(3,903)	(1,466)	(1,193)
Total provision for income taxes	$ 5,448	$ 10,384	$ 5,257

The Company's provision for income taxes differed from the United States statutory federal income tax rate of 34% due to the following:

	2002	2001	2000
Tax at U.S. statutory rate	$ 11,967	$ 10,018	$ (3,514)
Non-U.S. (income) loss taxed at other than U.S. rates	(6,800)	(3,038)	4,161
Non-U.S. income tax	3,196	5,563	5,818
State tax, net of federal benefit	894	855	176
Non-U.S. income taxed in U.S.	113	784	–
Other, net	(613)	973	(191)
Termination of benefit plans	–	(2,433)	–
Adjustment to deferred tax asset valuation allowance	(3,309)	(2,338)	(1,193)
	$ 5,448	$ 10,384	$ 5,257

(In thousands, except share and per share amounts)

9. Income Taxes *(continued)*

The principal components of the Company's net deferred tax assets are:

	December 31,	
	2002	2001
Deferred income tax assets:		
General business credit carryforwards	$ –	$ 425
Self insured medical accrual	182	229
Accrued vacation	342	354
Non-U.S. tax net operating loss carryforwards	14,909	12,724
U.S. tax net operating loss carryforwards	4,898	5,375
Other	490	52
	20,821	19,159
Valuation allowance	(13,799)	(16,033)
Deferred income tax assets, net of valuation allowance	7,022	3,126
Deferred income tax liabilities:		
Property and equipment	(2,290)	(1,458)
Net deferred income tax assets, included in other assets	$ 4,732	$ 1,668

The net deferred income tax assets (liabilities) is as follows:

	December 31,	
	2002	2001
United States	$ 4,019	$ 2,175
Other countries	713	(507)
Net deferred income tax assets	$ 4,732	$ 1,668

The Company has $14,405 in United States net operating loss carryforwards at December 31, 2002. The United States net operating loss carryforwards will expire, unless utilized, beginning in 2005 and ending December 31, 2013. The carryforwards available on an annual basis are limited. The Company has assessed its United States operations including past earnings history and projected future earnings, and the limitations and expiration dates of the U.S. net operating loss carryforwards and other tax assets, and has determined that it is more likely than not that the $4,019 of U.S. net deferred tax assets at December 31, 2002, will be realized.

At December 31, 2002, the Company has nonexpiring operating loss carryforwards in the United Kingdom of $31,105 (£19,320), and a net operating loss carryforward expiring over three years in Venezuela of $3,392 (Bolivars 4,752,000). The deferred tax assets applicable to these operating loss carryforwards at December 31, 2002 and 2001 are fully reserved by a valuation allowance. At December 31, 2002, the Company has nonexpiring operating loss carryforwards in Bolivia of $4,441 (Bolivars 33,532). The Company has assessed its Bolivia operations and has determined it is more likely than not that the $1,110 deferred tax asset related to these net operating loss carryforwards at December 31, 2002, will be realized.

In connection with the acquisitions of Mt. West Group in 2002 and MSI in 2001, the Company recorded $808 and $482, respectively, of deferred tax liabilities relating primarily to differences between the financial statement carrying values of the assets acquired and their tax bases.

(In thousands, except share and per share amounts)

10. Stockholder Rights Plan

On April 1, 1999, the Company adopted a Stockholder Rights Plan and declared a distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. The distribution was made on April 15, 1999 to stockholders of record on that date. The Rights expire on April 14, 2009.

The Rights are exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each Right entitles stockholders to buy one one-thousandth of a share of a series of junior participating preferred stock at an exercise price of $30.00 per share.

If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15 percent or more of the Company's outstanding common stock, each Right entitles its holder to purchase, at the Right's then-current exercise price, a number of acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15 percent or more of the Company's outstanding common stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's common stock, the Rights are redeemable for one-half cent per Right at the option of the Company's Board of Directors.

11. Stock Ownership Plans

During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan") with 1,125,000 shares of common stock authorized for issuance to provide for awards to key employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the "Director Plan") with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors. The number of shares authorized for issuance under the 1996 Plan, and the Director Plan, was increased to 3,125,000, and 225,000, respectively, by shareholder approval.

Options granted under the 1996 Plan vest over a three to four year period. Options granted under the Director Plan vest six months after the date of grant. At December 31, 2002, the 1996 Plan had 567,088 shares and the Director Plan had 139,000 shares available for grant. Certain provisions allow for accelerated vesting based on increases of share prices.

(In thousands, except share and per share amounts)

11. Stock Ownership Plans *(continued)*

The Company's stock option activity and related information consist of:

	Year Ended December 31,					
	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,851,800	$ 9.64	1,859,550	$ 7.62	1,479,550	$ 8.20
Granted	218,912	12.56	559,500	13.54	651,500	5.70
Exercised	497,813	8.38	496,250	7.02	40,500	5.12
Forfeited	12,000	6.24	71,000	6.12	231,000	6.34
Outstanding, end of year	1,560,899	$ 10.48	1,851,800	$ 9.64	1,859,550	$ 7.62
Exercisable at end of year	875,399	$ 9.94	975,500	$ 9.00	1,186,425	$ 8.42

The weighted-average fair value of options granted during the year was $4.05 in 2002 ($6.47 in 2001 and $2.56 in 2000). Exercise prices for options outstanding, weighted-average remaining life and weighted-average exercise price by ranges of exercise prices at December 31, 2002 are:

Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price
$ 5.06 – $ 6.94	553,591	6.9 Years	$ 5.89
$ 7.26 – $ 11.75	328,750	6.6 Years	8.86
$ 12.70 – $ 19.44	678,558	7.9 Years	15.00
$ 5.06 – $ 19.44	1,560,899	7.3 Years	$ 10.48

The number of vested options and weighted-average exercise price by ranges of exercise prices at December 31, 2002 are:

Range of Exercise Prices	Vested Options	Weighted-Average Exercise Price
$ 5.06 – $ 6.94	360,966	$ 6.02
$ 7.26 – $ 11.75	200,250	9.23
$ 12.70 – $ 19.44	314,183	14.90
$ 5.06 – $ 19.44	875,399	$ 9.94

In March 2002, certain officers of the Company borrowed a total of $1,307 under the Employee Stock Purchase Program, which permitted selected executives and officers (exclusive of the Chief Executive Officer) to borrow from the Company up to 100% of the funds required to exercise vested stock options. The loans are full recourse, non-interest-bearing for a period of up to 5 years and are collateralized by the related stock. The difference of $553 between the discounted value of the loans and the fair market value of the stock on the date of exercise was recorded as compensation expense. The loans receivable are presented as a reduction of stockholders' equity. The maximum loan amount any one officer may have outstanding under the Employee Stock Purchase Program is $250.

(In thousands, except share and per share amounts)

12. Common Stock Offering

On May 14, 2002, the Company completed a public offering of its common shares at $17.75 per share; 4,356,750 shares were sold by the Company. The underwriters exercised options to purchase all shares available for over-allotments. The Company received $71,902 in proceeds, after the underwriting discount and offering costs, which were used to repay indebtedness under the prior credit agreement and for working capital and general corporate purposes.

13. Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share are computed as follows:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) applicable to common shares	$ 29,749	$ 19,080	$ (15,592)
Weighted-average number of common shares outstanding for basic earnings per share	18,271,492	14,442,035	14,017,857
Weighted-average number of dilutive potential common shares outstanding	450,267	632,131	–
Weighted-average number of common shares outstanding for diluted earnings per share	18,721,759	15,074,166	14,017,857
Earnings (loss) per common share:			
Basic	$ 1.63	$ 1.32	$ (1.11)
Diluted	$ 1.59	$ 1.27	$ (1.11)

At December 31, 2002, there were 405,092 potential common shares (449,750 at December 31, 2001 and 1,859,550 at December 31, 2000) excluded from the computation of diluted earnings (loss) per share because of their anti-dilutive effect.

14. Segment Information

The Company operates in a single operating segment providing construction, engineering and specialty services to the oil, gas and power industries. Due to a limited number of major projects and clients, the Company may at any one time have a substantial part of its operations dedicated to one project, client and country.

Customers representing more than 10 percent of total contract revenue are as follows:

	Year Ended December 31,		
	2002	2001	2000
Customer A	29%	18%	–%
Customer B	16	–	–
Customer C	–	17	–
Customer D	–	14	44
Customer E	–	10	11
Customer F	–	10	–
	45%	69%	55%

(In thousands, except share and per share amounts)

14. Segment Information *(continued)*

Information about the Company's operations in its significant work countries is shown below:

	Year Ended December 31,		
	2002	2001	2000
Contract revenue:			
United States (1)	$ 231,552	$ 205,292	$ 92,998
Cameroon	136,149	34,808	806
Offshore West Africa	59,285	44,027	17,727
Nigeria	47,826	67,365	143,023
Bolivia	47,383	–	–
Dominican Republic	17,744	–	–
Oman	17,244	14,303	12,908
Canada	13,685	3,334	–
Venezuela	12,835	16,968	26,111
Australia	–	4,037	20,687
Other	–	–	30
	$ 583,703	$ 390,134	$ 314,290
Long-lived assets:			
United States	$ 24,298	$ 17,346	$ 15,404
Nigeria	21,291	21,305	24,541
Offshore West Africa	11,070	11,399	7,411
Cameroon	7,262	9,709	–
Venezuela	7,304	6,640	9,699
Oman	5,139	4,464	4,298
Canada	3,852	3,258	–
Bolivia	3,503	–	–
Other	199	193	1,212
	$ 83,918	$ 74,314	$ 62,565

(1) Net of intercountry revenue of $25,849 in 2002, $59,284 in 2001 and $6,481 in 2000.

(In thousands, except share and per share amounts)

15. Contingencies, Commitments and Other Circumstances

The Company provides construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are currently Africa, the Middle East, South America and North America. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprisings and riots, war, unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, availability of suitable personnel and equipment, termination of existing contracts and leases, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements.

Based upon the advice of local advisors in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism.

The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Certain postcontract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

In connection with the Company's 10% interest in a joint venture in Venezuela, the Company issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2004. The commitment as of December 31, 2002 totals approximately $3,300, the maximum amount of future payments the Company could be required to make.

From time to time the Company enters into commercial commitments, usually in the form of commercial and standby letters of credit, insurance bonds and financial guarantees. Contracts with the Company's customers may require the Company to provide letters of credit or insurance bonds with regard to the Company's performance of contracted services. In such cases, the commitments can be called upon in the event of failure to perform contracted services. Likewise, contracts may allow the Company to issue letters of credit or insurance bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. In connection with the Chad-Cameroon Pipeline Project joint venture, the Company issued a letter of credit to an equipment leasing company equal to 50% of total lease payments, the Company's share of the joint venture. The letter of credit reduces as lease payments are made and expires in June 2003. The commitment can be called upon as a result of failure to make lease payments. At December 31, 2002, the Company had $62,301 of letters of credit and insurance bonds outstanding, representing the maximum amount of future payments the Company could be required to make. The Company had no liability recorded as of December 31, 2002, related to these commitments.

(In thousands, except share and per share amounts)

15. Contingencies, Commitments and Other Circumstances *(continued)*

In connection with our 50% interest in a joint venture related to the Chad-Cameroon Pipeline Project, we are joint and severally liable for the performance of our joint venturer. In the event our joint venturer were unable to fulfill their responsibilities associated with the project, we would be required to fulfill their duties. In doing so, we would recognize the income or losses, if any, associated with our fulfilling the duties of our joint venturer. At December 31, 2002, the project is approximately 80% complete and is estimated to produce contract income. However, there is no limitation to the maximum future potential payments we could be required to make in the event the project were to result in contract losses. We have no liability recorded as of December 31, 2002, related to this commitment.

In 1997 the Company entered into lease agreements with a special-purpose leasing partnership for land and an office building for the engineering group in Tulsa, Oklahoma. In July 2002, the Company acquired the assets for $5,500, thereby eliminating the lease agreements and related commercial commitments.

The Company is a party to a number of legal proceedings. Management believes that the nature and number of these proceedings are typical for a firm of similar size engaged in a similar type of business and that none of these proceedings is material to the Company's financial position.

The Company has certain operating leases for office and camp facilities. Rental expense, excluding daily rentals and reimbursable rentals under cost plus contracts, was $1,782 in 2002, $2,596 in 2001, and $3,166 in 2000. Minimum lease commitments under operating leases as of December 31, 2002, totaled $4,727 and are payable as follows: 2003, $1,288; 2004, $1,088; 2005, $1,051; 2006, $566; 2007, $187 and later years, $555.

16. Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years ended December 31, 2002 and 2001, is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)	Year
December 31, 2002:					
Contract revenue	$ 147,497	$ 148,149	$ 151,699	$ 136,358	$ 583,703
Operating income	10,548	12,181	8,521	7,047	38,297
Income before income taxes	9,422	10,803	7,834	7,138	35,197
Net income	4,613	7,609	7,935	9,592	29,749
Earnings per share:					
Basic	.31	.42	.40	.47	1.63
Diluted	.30	.41	.40	.46	1.59
December 31, 2001:					
Contract revenue	$ 65,732	$ 78,839	$ 113,343	$ 132,220	$ 390,134
Operating income	2,972	8,022	8,147	13,514	32,655
Income before income taxes	2,496	7,399	6,908	12,661	29,464
Net income	780	7,093	2,642	8,565	19,080
Earnings per share,					
Basic	.06	.49	.18	.58	1.32
Diluted	.05	.47	.17	.56	1.27

(a) Included in Fourth Quarter 2002 is a $3,309 deferred income tax benefit resulting from a reduction in the deferred tax valuation allowance. Included in Fourth Quarter 2001 are non-taxable gains of $3,626 on termination of benefit plans.

The Company derives its revenue from contracts with durations from a few weeks to several months or in some cases, more than a year. Unit-price contracts provide relatively even quarterly results. However, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the method by which revenue is recognized.

BOARD OF DIRECTORS

Larry J. Bump, 63

Chairman

Joined Willbros in 1977 as President and Chief Operating Officer and was elected to the Board of Directors. Mr. Bump served as Chief Executive Officer from 1980 until his retirement from the Company in May 2002. He was elected Chairman of the Board of Directors in 1981 and continues to serve in that capacity. His 43 year career includes significant U.S. and international pipeline construction management experience. Prior to joining Willbros, he managed major international projects in North Africa and the Middle East, and was Chief Executive Officer of a major international pipeline construction company. Mr. Bump served two terms as President of the International Pipeline & Offshore Contractors Association. He also serves as a Director of 3TEC Energy Corporation and EMCOR Group, Inc. (1) (4)

Michael F. Curran, 62

Vice Chairman, President, Chief Executive Officer and Chief Operating Officer

Joined Willbros in March 2000 as a Director, Vice Chairman of the Board of Directors, President and Chief Operating Officer. Mr. Curran was named Chief Executive Officer in May 2002. He served from 1972 to 2000 as Chairman of the Board of Directors and Chief Executive Officer of Michael Curran & Associates, a mainline pipeline construction company in North America and West Africa, prior to joining Willbros. Mr. Curran has over 41 years of diversified experience in pipeline construction around the world, including 32 years as President and Chief Executive Officer of various domestic and international pipeline construction firms. Mr. Curran also served as President of the Pipe Line Contractors Association. (1)

Peter A. Leidel 46

Director

Elected to the Board of Directors in 1992. Since September 1997, Mr. Leidel has been a founder and partner in Yorktown Partners, L.L.C., an investment management company. From 1983 to September 1997, he was employed by Dillon, Read & Co., Inc., an investment banking firm, serving most recently as a Senior Vice President. He also serves as a Director of Cornell Companies, Inc. and Carbon Energy Corporation. (2) (4)

Rodney B. Mitchell, 67

Director

Elected to the Board of Directors in July 2001. Mr. Mitchell has over 30 years of experience in the investment management business. He is President and Chief Executive Officer of The Mitchell Group, Inc., an investment advisory firm he founded in 1989. Previously, Mr. Mitchell was President and Chief Executive Officer of Talassi Management Company, another investment advisory organization he formed in 1970. (2) (3)

Michael J. Pink, 65

Director

Elected to the Board of Directors in 1996. Mr. Pink has been a consultant to oil and gas industry investors since January 1997. He served as First Vice President of Sidanco, a major Russian integrated oil company, from August 1997 to March 1998. From May 1994 through December 1996, Mr. Pink served as Group Managing Director of Enterprise Oil plc, an independent oil exploration and production company. Prior to that time, Mr. Pink was employed for 30 years with the Royal Dutch/Shell Group at various locations in Europe, the United States, Africa, and the Middle East. He also serves as a Director of ROXAR ASA, a Norwegian oil and gas technology company. (3)

James B. Taylor, Jr., 64

Director

Elected to the Board of Directors in February 1999. Mr. Taylor is currently a Director of TMBR Sharp Drilling, Inc. Mr. Taylor co-founded Solana Petroleum Corp., a Canadian-based public oil and gas exploration and production company, in 1997 and served as Chairman of its Board of Directors until December 2000. From 1996 to 1998, he was a Director and consultant for Arakis Energy, a Canadian public company with operations in North America and the Middle East. Prior to that time, he served for 28 years for Occidental Petroleum Corporation in various worldwide exploration and operations management positions before retiring in 1996 as Executive Vice President. (2) (3)

Guy E. Waldvogel, 66

Director

Elected to the Board of Directors in 1990. Mr. Waldvogel retired in 2001 from Heerema Holding Construction, Inc., a major marine engineering, fabrication and installation contractor, where he had served as Director and Chief Financial Officer for more than 10 years. Previously he was Senior Executive Vice President of Societe Generale de Surveillance, a leading international cargo inspection firm. Mr. Waldvogel also serves as a Director for Bank Julius Baer Holding, AG. (2)

John H. Williams, 84

Director

Elected to the Board of Directors in 1996. Prior to his retirement at the end of 1978, Mr. Williams was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. He also serves as a Director for Apco Argentina, Inc. and Unit Corporation, and is an honorary member of the Board of Directors of The Williams Companies, Inc. (1) (4)

Numbers in Parenthesis Denote Committee Membership

(1) Executive Committee
(3) Compensation Committee
(2) Audit Committee
(4) Nominating Committee

CORPORATE DATA

Annual Stockholders' Meeting

The annual stockholders' meeting will be held at 9:00 a.m., local time, on Thursday, May 15, 2003, at the Marriott Panama Hotel, Calle 52 y Ricardo Arias, Panama City, Panama.

Investor Information

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available upon written request to: Investor Relations, c/o Willbros USA, Inc., 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

Investor Relations Contact

Michael W. Collier
(713) 403-8016
E-mail address: mike.collier@willbros.com

Common Stock Information and Dividend Policy

The Company's common stock trades on the New York Stock Exchange under the symbol WG. As of December 31, 2002, there were 79 stock holders of record. The table below sets forth the common stock trading price by quarter for 2001 and 2002. The Company does not presently pay a common stock dividend and presently intends to retain its earnings to fund the development and future growth of its business.

CORPORATE OFFICES

Headquarters Office

Plaza 2000 Building
50th Street, 8th floor
Apartado 6307
Panama 5, Republic of Panama
011 (507) 213-0947

Administrative Office

Willbros USA, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
Internet address: http://www.willbros.com

Stock Transfer Agent and Registrar

Mellon Investor Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, New Jersey 07660
Toll free: 1-800-635-9270
Internet address: http://www.mellon-investor.com

Independent Auditors

KPMG LLP
Houston, Texas

	2002		2001	
	High	Low	High	Low
First Quarter	$ 16.85	$ 14.10	$ 15.00	$ 6.19
Second Quarter	19.24	15.55	17.00	11.40
Third Quarter	17.35	10.30	14.05	10.25
Fourth Quarter	11.24	5.84	16.44	12.40

MANAGEMENT TEAM

EXECUTIVE OFFICERS AND MANAGEMENT

Michael F. Curran, 62
Vice Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer
Willbros Group, Inc.

John K. Allcorn, 41
Executive Vice President
Willbros Group, Inc.

Warren L. Williams, 47
Senior Vice President, Treasurer and Chief Financial Officer
Willbros Group, Inc.

Dennis G. Berryhill, 56
Secretary
Willbros Group, Inc.

Jay T. Dalton, 51
Senior Vice President and General Counsel
Willbros Group, Inc.

James R. Beasley, 60
Senior Vice President
Willbros USA, Inc.
President
Willbros Engineers, Inc.

James K. Tillery, 44
Senior Vice President
Willbros International, Inc.

OPERATIONAL MANAGEMENT

Steven B. Hicks, 47
Vice President
Willbros USA, Inc.

Alan W. Simpson, 47
Vice President, Business Development
Willbros USA, Inc.

Bradley W. Sitton, 39
Vice President
Willbros International, Inc.

Thomas C. Tise, 49
Vice President
Willbros USA, Inc.

NORTH AMERICA

Curtis E. Simkin, 47
Vice President, Project Management
Willbros Engineers, Inc.

David E. Hairston, 53
Vice President and Chief Engineer
Willbros Engineers, Inc.

Lonnie R. Hamilton, 47
Vice President, Business Development
Willbros Engineers, Inc.

Alan G. Owens, 47
President
Rogers & Phillips, Inc.

Kevin L. Cater, 43
Vice President
Rogers & Phillips, Inc.

Ralph C. Hesje, 52
President
MSI Energy Services Inc.

G. Mack Roberts, 56
President
Mt. West Group

Roger K. Joslin, 44
Vice President
Mt. West Group

AFRICA

Gerald J. Jansen, 38
General Manager, Administration
Nigeria and West Africa Marine

Jason E. Steph, 33
General Manager
Willbros (Nigeria) Limited

R. Scott Gregory, 33
General Manager
Willbros Offshore (Nigeria) Limited

EUROPE

Arthur J. West, 59
Managing Director
Willbros (Overseas) Limited

MIDDLE EAST

Latif A. Razek, 56
General Manager
The Oman Construction Company, LLC

SOUTH AMERICA

J. B. Brown, 41
Managing Director
Constructora CAMSA, C.A.


WILLBROS

WILLBROS GROUP, INC. CORPORATE OFFICES

Administrative Office

Willbros USA, Inc.

4400 Post Oak Parkway

Suite 1000

Houston, TX 77027

(713) 403-8000

www.willbros.com

Headquarters Office

Plaza 2000 Building

50th Street, 8th Floor

Apartado 6307

Panama 5,

Republic of Panama

011 (507) 213-0947